Exhibit 99.1

Notice of Meeting

and

Management Information Circular

for the

Annual Meeting of Shareholders

Tuesday, April 11, 2017

at 4:00 pm (Toronto time)

_________________________

The Design Exchange, 234 Bay Street

Toronto-Dominion Centre, Toronto, Ontario M5K 1B2

COLLIERS INTERNATIONAL GROUP INC.

ANNUAL MEETING OF SHAREHOLDERS

THIS BOOKLET EXPLAINS:

•	Details of the matters to be voted upon at the annual meeting (the "Meeting") of shareholders of Colliers International Group Inc. ("Colliers"); and

•	How to exercise your vote even if you are unable to attend the Meeting.

THIS BOOKLET CONTAINS:

•	The notice of annual meeting of shareholders (the "Notice of Meeting");

•	A management information circular (the "Circular"); and

•	A form of proxy (a "Form of Proxy") that registered shareholders may use to vote their shares without attending the Meeting.

This Circular and Form of Proxy are furnished in connection with the solicitation of proxies by or on behalf of the management of Colliers for use at the Meeting to be held on Tuesday, April 11, 2017, at 4:00 p.m. (Toronto time).

At the Meeting, management will report on Colliers' performance for the year ended December 31, 2016 and Colliers' plans for the coming year. The Meeting will deal with, among other things, the usual matters of governance, including the presentation of financial results, the election of directors and the appointment of auditors. Your presence, or at least your vote if you are unable to attend in person, is important.

REGISTERED SHAREHOLDERS

A Form of Proxy is enclosed that may be used to vote your shares if you are unable to attend the Meeting in person. Instructions on how to vote using this Form of Proxy are found in the Circular.

NON-REGISTERED BENEFICIAL SHAREHOLDERS

If your shares are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or similar entity (an "Intermediary"), you may not be able to vote unless you carefully follow the instructions provided by your Intermediary with this booklet.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Colliers is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "US Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the US Exchange Act.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of the shareholders of Colliers International Group Inc. ("Colliers") will be held at The Design Exchange, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario M5K 1B2 on Tuesday, April 11, 2017, at 4:00 p.m. (Toronto time) for the following purposes

1.	to receive the audited consolidated financial statements of Colliers for the year ended December 31, 2016 and the report of the auditors' thereon;

2.	to appoint PricewaterhouseCoopers LLP as independent auditors of Colliers and to authorize the directors to fix their remuneration;

3.	to elect the directors of Colliers for the ensuing year; and

4.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The board of directors of Colliers has fixed the close of business on Friday, March 10, 2017 as the record date for determining shareholders of record who are entitled to receive notice of the Meeting and to attend and vote at the Meeting, or at any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy to TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, or by facsimile to 416-595-9593, or complete the form of proxy by such other method as is identified, and pursuant to any instructions contained, in the form of proxy. In order to be valid for use at the Meeting, proxies must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting, either in person or by proxy.

Further information with respect to voting by proxy is included in the accompanying Management Information Circular.

DATED at Toronto, Ontario this 23rd day of February, 2017.

By Order of the Board of Directors Matthew Hawkins Vice President, Legal Counsel and Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

APRIL 11, 2017

GENERAL PROXY MATTERS

Introduction

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management ("Management") of Colliers International Group Inc. ("Colliers") and its board of directors (the "Board") for use at the annual meeting of shareholders of Colliers (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting (the "Notice of Meeting"), and at any adjournment(s) or postponement(s) thereof. The Circular's purpose is to:

•	explain how you, as a shareholder of Colliers, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;

•	request that you authorize the Vice Chairman of the Board (or his alternate) to vote on your behalf in accordance with your instructions set out on the accompanying form of proxy;

•	inform you about the business to be conducted at the Meeting, including the election of directors of Colliers and the appointment of independent auditors of Colliers for the coming year; and

•	give you some important background information to assist you in deciding how to vote.

Colliers provides detailed information on its business and financial results on its website located at www.colliers.com. Colliers' news releases and other prescribed documents are required to be filed on the electronic database maintained by the Canadian Securities Administrators (known as SEDAR) located at www.sedar.com and by the U.S. Securities and Exchange Commission (the "SEC") (known as EDGAR) located at www.sec.gov. A copy of this Circular is available on SEDAR and EDGAR.

Unless otherwise specifically stated, all information set forth herein is given as at February 23, 2017. In this Circular, references to "$", "C$" and "Canadian dollars" are to the lawful currency of Canada and references to "US$" and "United States dollars" are to the lawful currency of the United States of America. All dollar amounts herein are in Canadian dollars, unless otherwise stated. The address of the registered office of Colliers is 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4.

Live Webcast of the Meeting

Shareholders who are unable to attend the Meeting in person have the opportunity to listen to a live webcast of the Meeting. The details concerning the live webcast will be provided on Colliers' website at www.colliers.com prior to the Meeting. Shareholders unable to listen to the live webcast will also be able to listen to a recorded version of the Meeting at a later date, as one will be made available on Colliers' website.

Solicitation of Proxies

The form of proxy accompanying this Circular is being solicited on behalf of Management in connection with the Meeting. The solicitation of proxies will be primarily by mail, but some proxies may be solicited by newspaper publication, personal interviews, email, telephone or facsimile communication by directors, officers or employees (or representatives thereof) of Colliers, who will not be specifically compensated therefor, or agents of Colliers who will be specifically compensated therefor. All costs of the solicitation will be borne, directly or indirectly, by Colliers. As of the date hereof, no agent of Colliers has been engaged to solicit proxies.

Colliers is sending this Circular and related Meeting materials directly to non-objecting beneficial owners under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). Management does not intend to pay for intermediaries to forward this Circular and related Meeting materials to objecting beneficial owners under NI 54-101, and in the case of an objecting beneficial owner, an objecting beneficial owner will not receive these materials unless the objecting beneficial owner's intermediary assumes the cost of delivery.

Information For Non-Registered Shareholders

Holders of Shares who are Non-Registered Shareholders

Subject to applicable laws, the only shareholders entitled to vote at the Meeting are those whose names have been entered into Colliers' register as holders of subordinate voting shares or multiple voting shares (each, a "Registered Shareholder"). However, the shares of the majority of Colliers' shareholders are not held in their own name, but rather are registered in the name of nominee accounts (the "Non-Registered Shareholders"), usually The Canadian Depository for Securities Limited ("CDS"). CDS acts as clearing agent for brokers and other intermediaries (the "Intermediaries") who, in turn, act on behalf of the holders of Colliers shares.

As a result, Non-Registered Shareholders can only exercise their rights as beneficial owners of voting shares through CDS or a participant in the CDS depository service. This means that in order for Non-Registered Shareholders to exercise their rights to vote their shares at the Meeting, they must provide voting instructions to the Registered Shareholder.

If Non-Registered Shareholders wish to vote their shares, they must carefully review and follow the voting instructions provided by their Intermediary.

Delivery of Voting Instructions by Non-Registered Shareholders

Applicable regulatory policies require Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholder meetings. Each Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure their Colliers shares are voted at the Meeting. Generally, Non-Registered Shareholders who receive meeting materials will be given either:

(a)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Colliers shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder who wishes to submit a proxy should complete the rest of the form of proxy and deliver the proxy in accordance with the instructions provided by the Intermediary; or

(b)	a voting instruction form which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form and returned to the Intermediary or its service company. In some cases, the completion of the voting instruction form by telephone, the internet or facsimile is permitted.

The purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Colliers shares that they beneficially own. These procedures do not permit a Non-Registered Shareholder to vote Colliers shares in person at the Meeting.

Voting in Person by Non-Registered Shareholders

A Non-Registered Shareholder who receives a form of proxy or a voting instruction form and wishes to vote at the Meeting in person should, in the case of a form of proxy, strike out the names of the persons designated in the form of proxy and insert the Non-Registered Shareholder's name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Appointment of Proxyholder

The individuals specified as proxyholders in the enclosed form of proxy are representatives of Management and are directors and/or officers of Colliers. A shareholder may, by properly marking, executing and depositing the accompanying form of proxy, appoint as proxyholder the individuals named in the accompanying form of proxy, or some other individual or entity, who need not be a shareholder. This latter right may be exercised by striking out the names of the designated individuals and inserting the name of such other proxyholder in the blank space provided in the enclosed form of proxy or by completing another proxy in proper form. The proxyholder may attend and act for the shareholder at the Meeting and any adjournment(s) or postponement(s) thereof.

Execution and Deposit of Proxy

If a shareholder is an individual, the form of proxy must be executed by the shareholder or a duly authorized attorney of the Registered Shareholder. If a shareholder is a corporation or other form of entity, the form of proxy must be executed by a duly authorized attorney or officer of the corporation or other form of entity. Where a form of proxy is executed by an attorney or officer of a corporation or other form of entity, the authorizing documents (or notarized copies thereof) should accompany the form of proxy. To be valid, an executed form of proxy must be received at the offices of TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1, if sent by facsimile, to 416-595-9593, or if by such other method as is identified in the form of proxy, in accordance with the instructions set out in the form of proxy, in any case, not later than 4:00 p.m. (Toronto time) on Friday, April 7, 2017 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice.

Manner Proxies Will Be Voted

The Colliers shares represented by the accompanying form of proxy will be voted or be withheld from voting, as the case may be, on any ballot that may be called for at the Meeting and, subject to the provisions of the Business Corporations Act (Ontario) ("OBCA"), where a choice is specified in respect of any matter to be acted upon, will be voted in accordance with the specification made. If a shareholder does NOT specify how to vote on a particular matter, the proxyholder is entitled to vote the Colliers shares as he or she sees fit. Please note that if a completed form of proxy does not specify how to vote on any particular matter, and if a shareholder has authorized either of the individuals named therein to act as proxyholder (by leaving the line for the proxyholder's name blank on the form of proxy), your Colliers shares will be voted at the Meeting as follows:

•	FOR the election of the eight nominees to the board of directors of Colliers, those nominees being the eight current directors of Colliers; and

•	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, as independent auditors of Colliers and to authorize the board of directors of Colliers to fix the auditors' remuneration.

For more information on these matters, please see the section entitled "Business of the Meeting" below. If any other matters properly arise at the Meeting that are not described in the Notice of Meeting, or if any amendments are proposed to the matters described in the Notice of Meeting, a proxyholder is entitled to vote the Colliers shares as he or she sees fit. The Notice of Meeting sets out all the matters to be determined at the Meeting that are known to Management as of February 23, 2017.

Revocability of Proxy

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder attending the Meeting, duly executing another form of proxy bearing a later date and depositing it before the specified time, or may be made by written instrument revoking such proxy executed by the shareholder or by his or her attorney authorized in writing and deposited either at the registered office of Colliers at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law. If such written instrument is deposited with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Quorum

The by-laws of Colliers provide that the presence of any two shareholders entitled to vote at the Meeting, whether present in person or represented by proxy, constitutes a quorum. If a quorum is present at the opening of the Meeting, the shareholders present or represented by proxy may proceed with the business of the Meeting, notwithstanding that a quorum is not present throughout the Meeting.

Spin-off

On June 1, 2015, former FirstService Corporation ("Old FSV") completed a plan of arrangement (the "Spin-off") which separated Old FSV into two independent publicly traded companies – Colliers and new FirstService Corporation ("FirstService"). The Spin-off is described in Old FSV's Management Information Circular dated March 16, 2015, which is available under Colliers' SEDAR profile at www.sedar.com. Under the Spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held, Old FSV changed its name to Colliers and FirstService adopted the name "FirstService Corporation".

Authorized Capital, Outstanding Shares and Principal Holders of Shares

The authorized capital of Colliers consists of an unlimited number of preference shares, issuable in series, an unlimited number of subordinate voting shares (the "Subordinate Voting Shares") and an unlimited number of multiple voting shares (the "Multiple Voting Shares", and together with the Subordinate Voting Shares, the "Common Shares"). The holders of Subordinate Voting Shares are entitled to one (1) vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of Colliers. The holders of Multiple Voting Shares are entitled to twenty (20) votes in respect of each Multiple Voting Share held at all meetings of the shareholders of Colliers. Voting at the Meeting will be by show of hands, except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the Meeting.

As at February 23, 2017, Colliers has outstanding 37,431,967 Subordinate Voting Shares (having 58.5% of the total votes attached to all Common Shares) and 1,325,694 Multiple Voting Shares (having 41.5% of the total votes attached to all Common Shares). Only those holders of outstanding Common Shares of record at the close of business on March 10, 2017 (the "Record Date") are entitled to vote their Common Shares at the Meeting or any adjournment(s) thereof. The Record Date was fixed by the Board.

Voting at the Meeting will be by show of hands except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the Meeting. Each shareholder will be entitled to vote with respect to such number of Common Shares shown as registered in his, her or its name on the list of shareholders as of the Record Date prepared by Colliers, which list is available for inspection by shareholders at the Meeting or, after the 10th day following the Record Date, during usual business hours at the registered office of Colliers or the office of the registrar and transfer agent of the Subordinate Voting Shares and/or Multiple Voting Shares.

The following table sets forth, as at February 23, 2017, the only persons who, to the knowledge of the directors and executive officers of Colliers, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding Subordinate Voting Shares or Multiple Voting Shares, the approximate number of outstanding Subordinate Voting Shares and Multiple Voting Shares beneficially owned, or controlled or directed, directly or indirectly, by such persons and the percentage of outstanding Subordinate Voting Shares and Multiple Voting Shares and votes represented by the number of Subordinate Voting Shares and Multiple Voting Shares so owned or controlled or directed:

	Number of Common Shares Owned or Controlled or Directed		Percentage of		Percent of
	Subordinate Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Multiple Voting Shares	Total Common Shares	Total Votes
Jay S. Hennick (1) Toronto, Ontario	2,272,526	1,325,694	6.1%	100.0%	9.3%	45.0%
Spruce House Investment Management LLC (2)	5,867,419	Nil	15.7%	N/A	15.1%	9.2%

___________

Notes:

(1)	All 2,272,526 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares are held by Henset Capital Inc. and The Jay and Barbara Hennick Foundation, entities controlled by Mr. Hennick.
(2)	Information provided is obtained from the most recent SEDAR filings made in accordance with applicable Canadian securities laws.

Certain Rights of Holders of Subordinate Voting Shares

The following is a summary of the rights attaching to the Subordinate Voting Shares in the event that a take-over bid is made for Multiple Voting Shares. Reference should be made to the articles of Colliers for the full text of these provisions.

If a take-over bid (as defined in the Securities Act (Ontario)) is made to the holders of the Multiple Voting Shares, each Subordinate Voting Share shall become convertible into a Multiple Voting Share at the option of the holder thereof at any time during the period commencing on the eighth day after the date on which the offer is made and ending on the last date upon which holders of Multiple Voting Shares will be entitled to accept the offer. However, this conversion right shall not come into effect if:

(a)	an identical offer is made concurrently to purchase Subordinate Voting Shares (if any are then issued and outstanding), which offer has no condition attached to it other than the right to not take-up and pay for shares tendered if no shares are purchased pursuant to the take-over bid for Multiple Voting Shares;

(b)	holders of more than 50% of the issued and outstanding Multiple Voting Shares deliver a certificate or certificates to Colliers' transfer agent certifying that such holders will not deposit such Multiple Voting Shares under the take-over bid therefor; or

(c)	the take-over bid for Multiple Voting Shares is not completed by the offeror.

The articles of Colliers provide that a holder of Multiple Voting Shares is entitled at any time and from time to time to convert all or any part of the Multiple Voting Shares held by such holder into Subordinate Voting Shares on a share-for-share basis, upon irrevocable notice.

Jay S. Hennick and Henset Capital Inc. (the "Multiple Voting Shareholder") are subject to an agreement (the "Trust Agreement") with The Equitable Trust Company (the "Trustee") and Colliers in order to provide the holders of Subordinate Voting Shares with certain additional rights in the event that a take-over bid, having certain characteristics, is made for the Multiple Voting Shares. Under applicable securities law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares.

The Trust Agreement prevents the sale, directly or indirectly, of Multiple Voting Shares owned by the Multiple Voting Shareholder pursuant to a take-over bid at a price per share in excess of 115% of the then current market price of the Subordinate Voting Shares as determined under applicable legislation. This prohibition does not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer identical in all material respects is made concurrently to purchase Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; or (b) there is a concurrent unconditional offer to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares.

The Trust Agreement provides, among other things, that prior to any direct or indirect transfer of any or all of the Multiple Voting Shares owned by the Multiple Voting Shareholder to any party other than a member of the Hennick Family (as defined below), the transferred Multiple Voting Shares will be automatically converted to Subordinate Voting Shares. The Trust Agreement does not prevent certain indirect sales resulting from the transfer of shares of a corporation which, directly or indirectly, controls or is controlled by the Multiple Voting Shareholder or Colliers where the transferor and transferee are members of the Hennick Family and the transferee is the spouse or child of the transferor and where the sale is otherwise made in accordance with applicable law. The phrase "Hennick Family" is defined to mean: (i) Jay S. Hennick; (ii) the spouse, children or estate of Jay S. Hennick; (iii) a trust, the sole beneficiaries of which are any of the foregoing; and (iv) any and all corporations or entities which are directly or indirectly controlled by any of the foregoing.

The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the rights thereunder on behalf of the holders of the Subordinate Voting Shares. No holder of Subordinate Voting Shares has the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares after provision of reasonable funds and indemnity to the Trustee.

Holders of Subordinate Voting Shares may have additional rights under applicable securities legislation in the event of a take-over bid.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance practices to be an important factor in the overall success of Colliers. Under National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines Practices (collectively, the "Corporate Governance Rules"), Colliers is required to disclose information relating to its corporate governance practices, which disclosure is set out herein. Colliers is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable corporate governance standards. Colliers believes that its corporate governance practices should be compared to the highest standards currently in force and applicable to it as well as to best market practices.

In addition, Colliers believes that director, officer and employee honesty and integrity are important factors in ensuring good corporate governance, which in turn improves corporate performance and benefits all shareholders. To that end, the Board has adopted a Code of Ethics and Conduct, which code applies to all directors, officers and employees of Colliers and its subsidiaries, and a Financial Management Code of Ethics and Conduct, which code applies to officers, senior management and senior financial and accounting personnel of Colliers and its subsidiaries. The Code of Ethics and Conduct and the Financial Management Code of Ethics and Conduct can each be viewed on Colliers' website (www.colliers.com). Any deviations from the Code of Ethics and Conduct are required to be reported to an employee's supervisor and, if appropriate, Colliers' Chief Financial Officer or Vice President, Legal Counsel and Corporate Secretary and the Board. Any deviations from the Financial Management Code of Ethics and Conduct are required to be reported to Colliers' Lead, Enterprise Risk Management, the Chief Executive Officer (the "CEO"), the Vice President, Legal Counsel and Corporate Secretary and/or the Chair of the Audit & Risk Committee of the Board. Furthermore, Colliers maintains an ethics hotline, Colliers Direct, and an ethics hotline policy in which any director, officer and employee of Colliers or its subsidiaries has a responsibility to report any activity or suspected activity of which he or she may have knowledge relating to the integrity of Colliers' financial reporting or which otherwise might be considered sensitive in preserving Colliers' reputation. All reports made to the ethics hotline are reviewed by the Audit & Risk Committee.

With respect to the United States, Colliers is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of The NASDAQ Global Select Market ("NASDAQ"), in each case, as applicable to foreign private issuers like Colliers. Most of the NASDAQ corporate governance standards are not mandatory for Colliers as a foreign private issuer, but Colliers is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. issuers listed on NASDAQ under NASDAQ corporate governance standards. Except as may be summarized on Colliers' website, www.colliers.com, Colliers is in compliance with the NASDAQ corporate governance standards.

Board Composition

The Board is currently comprised of eight members, six of which became directors of Colliers in connection with the completion of the Spin-off and two of which, Katherine M. Lee and Stephen J. Harper, were subsequently elected or appointed to the Board. A majority of the Board is comprised of independent directors. Seven of the current eight members of the Board (or 87.5%), being David R. Beatty, Peter F. Cohen, John (Jack) P. Curtin, Jr., Stephen J. Harper, Michael D. Harris, Katherine M. Lee and L. Frederick Sutherland, are considered by the Board to be independent directors within the meaning of the Corporate Governance Rules as each has "no direct or indirect material relationship" with Colliers. Jay S. Hennick, the other Board member and Chairman of the Board, is not an independent director within the meaning of the Corporate Governance Rules as he is a member of management of Colliers. In deciding whether a particular director is or is not an independent director, the Board examined the factual circumstances of each director and considered them in the context of many factors. All eight nominees for election to the Board at the Meeting are current members of the Board.

Majority Voting Policy

The Board has adopted a majority voting policy for the election of directors. See "Business of the Meeting – Election of Directors".

Policy on Director's Tenure and Priorities

The Board has adopted a policy relating to a director's tenure and priorities. Under this policy, upon a Colliers director reaching the age of 75, and on each anniversary thereafter for so long as such individual continues to serve as a director, such director must tender his or her written resignation from the Board to the Nominating & Corporate Governance Committee (the "Governance Committee"). The Governance Committee will, within 30 days, consider the resignation offer and will recommend to the Board whether or not to accept it. The Board will thereafter act on the Governance Committee's recommendation within 30 days. If a resignation is accepted, it will be effective either: (i) prior to the commencement of the next annual meeting of Colliers' shareholders at which directors are to be elected; or (ii) upon acceptance of such offer of resignation by the Board, as determined by the Board. In addition, this policy provides that upon initially becoming a director of Colliers, and at each annual Board meeting occurring immediately prior to the annual meeting of Colliers' shareholders at which directors are to be elected, each director will represent to the Board that membership on the Board and the carrying out of such director's Board and committee duties is one of such director's "top three" priorities and that such director's personal or professional circumstances do not adversely affect such director's ability to effectively serve as a director of Colliers.

Independent Vice Chairman

The Board recognizes the importance of independent leadership on the Board, as evidenced by its designation of Peter F. Cohen, an independent director, as Vice Chairman of the Board (which position involves "lead director" responsibilities), thereby separating the roles of Vice Chairman (Mr. Cohen) and Chairman and CEO (Mr. Hennick). The Board has adopted a formal position description for the Vice Chairman of the Board, which requires that the Board appoint an independent director as Vice Chairman in the event that the Chairman of the Board is not independent. The formal position description for the Vice Chairman provides that the Vice Chairman will facilitate the functioning of the Board independently of management of Colliers and provide independent leadership to the Board, with the following included as part of the Vice Chairman's responsibilities: (i) reviewing with the Chairman and CEO items of importance for consideration by the Board; (ii) consulting and meeting with any or all of the independent directors and representing such directors in discussions with management of Colliers on corporate governance issues and other matters; (iii) recommending, where necessary, the holding of special meetings of the Board; (iv) promoting best practices and high standards of corporate governance; and (v) assisting in the process of conducting director evaluations.

Chairman

As Chairman of the Board, Mr. Hennick provides leadership to directors in discharging their mandate, including by leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time, promoting cohesiveness among the directors and being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The Chairman of the Board is responsible for taking all reasonable measures to ensure that the Board fully executes its responsibilities. The Board has adopted a formal position description for the Chairman of the Board, which position description provides, among other things, that the Chairman will: (i) ensure that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of Colliers; (ii) arrange for an appropriate information package to be provided on a timely basis to each director in advance of a Board meeting and monitoring the adequacy of materials provided to the directors in connection with the Board's' deliberations; (iii) ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately without non-independent directors and management personnel present; and (iv) in conjunction with the relevant committee of the Board (and its Chair), review and assess the directors' meeting attendance records and the effectiveness and performance of the Board, its committees (and their Chairs) and individual directors. The position description for the Chairman also provides that, in the event the Chairman is not independent, the Board appoint an independent Vice Chairman to carry out the responsibilities set out in the position description of the Vice Chairman.

Board Mandate

The Board has adopted a written Board mandate, which mandate provides that the Board is responsible for the stewardship of Colliers and requires the Board to oversee the conduct of the business and affairs of Colliers (both directly and through committees) and approve Colliers' goals, objectives and strategies. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of Colliers' business. The Board mandate is annexed hereto as Appendix A and can also be viewed on Colliers' website (www.colliers.com). The Board mandate further provides that all members of the Board have suitable experience, characteristics/traits and skills given the nature of Colliers and its businesses, and directors are expected to commit the time and resources necessary to properly carry out their duties. Members of the Board are also required to carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of Colliers and are expected to conduct themselves according to the highest standards of personal and professional integrity. If an actual or potential conflict of interest arises, a director must promptly inform the Chairman or Vice Chairman and refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director is expected to resign.

The Board mandate also provides that the Board meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas are developed in consultation with the Chairman or Vice Chairman. Board members may propose agenda items though communication with the Chairman or Vice Chairman. The Chairman is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. Independent directors are required to have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The Vice Chairman is responsible for presiding over meetings of the independent directors.

The Board mandate further provides that the Board is responsible for the following specific matters: reviewing and approving management's strategic plans; reviewing and approving Colliers' financial objectives, business plans and budgets; monitoring corporate performance against the strategic plans and budgets; management succession planning; assessing its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors; ensuring the integrity of Colliers' internal control system and management information systems; developing Colliers' approach to corporate governance; and satisfying itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders.

Women on the Board

One (or 12.5%) of the eight members of the Board is a woman. Colliers has not adopted a written policy relating to the identification and nomination of women directors and has not adopted a target regarding women on its Board. While Colliers, through the Governance Committee, considers the level of representation of women on its Board in identifying and nominating candidates for election or re-election to the Board, the primary emphasis has been placed on potential director nominee candidates who generally possess the necessary competencies, independence, expertise, skills, background and personal qualities, irrespective of gender, to represent the best interests of shareholders as a potential director of Colliers. The Governance Committee will continue to consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, in the context of other factors as outlined above, and may adjust the emphasis on these factors from time-to-time, though core values such as integrity, sound judgment, knowledge, skill, experience and diversity will remain fundamental to the selection and screening process to be followed.

Executive Composition

While Colliers considers the level of representation of women in executive officer positions when making executive officer appointments, it has not adopted a target regarding women in executive officer positions, but rather generally seeks appropriate executive officer candidates who possess the necessary competencies, expertise skills, and fit with employees, clients, and other stakeholders, for the position to be filled, irrespective of gender. Approximately eighteen (or approximately 12%) of the executive officers of Colliers, including all of its major subsidiaries, are women.

Board Equity Ownership Policy

The Board approved a board equity ownership policy which provides that each member of the Board is required to achieve and maintain, at all times during the period that he or she is a director of Colliers, minimum ownership of shares of Colliers having a value of at least US$100,000 (which amount is subject to adjustment for share and other capital reorganizations). Newly elected or appointed directors of Colliers are permitted two years within which to attain the foregoing minimum ownership amount. All existing directors of Colliers currently comply with this policy. In addition, all current directors of Colliers, other than Stephen J. Harper and Katherine M. Lee, own securities of Colliers having a value of at least three times the amount of the cash retainer paid to non-employee directors. See the biographies, and the footnotes thereto, of each director nominee set out under "Business of the Meeting – Election of Directors".

Board and Committee Process

In addition to having a Board comprised of a majority of independent directors, Colliers has adopted a variety of structures to allow for the independence of the Board from Management. Those structures include the appointment of Peter F. Cohen, an independent director, as Vice Chairman of the Board with a mandate to facilitate the functioning of the Board independently of Management and provide independent leadership to the Board, the practice of having the independent members of the Board or its committees meet as a group (with no members of Management, including the CEO, present) regularly at every Board meeting (four of such meetings occurred during 2016) and committee meeting, and members of the Board and its committees having the opportunity to initiate discussions with senior Management without the CEO present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and its committees and Management by the Governance Committee, which is composed entirely of independent directors. The Board believes that it and its committees have functioned, and continue to function, independently of Management.

Colliers' CEO reports formally to the Board, and, where appropriate, to its committees, as well as less formally through discussions with members of the Board and its committees, to advise the Board and its committees on a timely basis of courses of action that are being considered by Management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives affecting Colliers. The Board is satisfied that Colliers' CEO has reported to, and sought the consent of, the Board where necessary and appropriate. The Board has developed a formal position description for the CEO, which position description provides that the CEO has the primary responsibility for the management of the business and affairs of Colliers. As such, the CEO establishes the strategic and operational orientation of Colliers and, in so doing, provides leadership and vision for the effective overall management, profitability, increase in shareholder value and growth of Colliers and for conformity with policies agreed upon by the Board. The CEO is directly accountable to the Board for all activities of Colliers. The Board has not approved formal corporate objectives which the CEO is responsible for achieving; however, the Board and the CEO engage in regular dialogue regarding the performance of the senior management team, including the CEO, in achieving Colliers' strategic objectives as determined by Management and the Board.

Management, working with the Board and the Governance Committee, provides an orientation program for new directors and a continuing education program for all directors to familiarize and update them with respect to Colliers and its businesses. Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required. The Chairman of the Board ensures the orientation program is carried out as directed by the Governance Committee. New directors to Colliers have generally been executives with extensive business experience. Orientation for these individuals is provided through a review of past Board materials and other private and public documents concerning Colliers and visits to certain of Colliers' businesses and offices. On a periodic basis, management of Colliers and its regions provide presentations for the Board to ensure that directors are fully informed of Colliers operations, major business and regional trends and industry practices, and directors are free to contact the CEO, the President and Chief Operating Officer, the Chief Financial Officer and other members of Management at any time to discuss any aspect of Colliers' businesses. In May and December 2016, the Board received presentations from the President and Chief Operating Officer of Colliers on the overall and regional state of Colliers' business and operations as well as updates to Colliers' strategy and future plans.

The Board, either directly or through Board committees, is responsible for overseeing the business and affairs of Colliers and for approving the overall direction of Colliers, in a manner which is in the best interests of Colliers and its shareholders. At least four regular meetings and, if required, strategy meetings of the Board are scheduled each year at which the directors review in detail the financial statements, operating reports, forecasts, future prospects, budgets and reports from the committees of the Board and from Management. The frequency of meetings as well as the nature of agenda items changes depending upon the state of Colliers' affairs and in light of opportunities or issues that Colliers may face. There were four Board meetings held during the year ended December 31, 2016. The meeting agenda is circulated in advance to all directors, meetings are scheduled well in advance and a core agenda of items, together with a book of materials, is circulated prior to each meeting.

Certain directors and executive officers of Colliers are engaged in and will continue to engage in activities outside Colliers, and as a result, certain directors and executive officers of Colliers may become subject to conflicts of interest. The OBCA provides that in the event that a director or executive officer has an interest in a contract or proposed contract or agreement, the director or executive officer shall disclose his or her interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the OBCA. In addition, the Board mandate provides that if an actual or potential conflict of interest arises, a director must promptly inform the Chairman or Vice Chairman and refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director is expected to resign. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the OBCA and the Board mandate.

During 2016, none of the proposed nominees for election to the Board at the Meeting have served together as directors on the boards of other companies or as trustees for other entities. Please see the biographies under "Business of the Meeting – Election of Directors" for the name of each publicly traded issuer's board (other than Colliers') on which the nominees for election to the Board at the Meeting are currently, or were during the past five years, members.

Proportionate Representation

Colliers is controlled by Jay S. Hennick who, directly or indirectly, owns, controls or directs 6.1% of the total outstanding number of Subordinate Voting Shares and 100.0% of the total outstanding number of Multiple Voting Shares (9.3% of total outstanding number of Common Shares; 45.0% of total votes of all Common Shares). 90.7% of the outstanding Common Shares and 55.0% of the votes of all Common Shares are held by shareholders other than Mr. Hennick. Seven of the current eight directors, or 87.5% of the total number of current directors, are independent directors and are, therefore, free from any relationships with Mr. Hennick. The Board believes that the membership on the Board of these seven directors fairly reflects the investment in Colliers by shareholders other than Mr. Hennick.

Board Committees

The Board has three standing committees: the Audit & Risk Committee, the Executive Compensation Committee (the "Compensation Committee") and the Governance Committee. The roles of these committees are outlined below. Each committee reviews and assesses its mandate at least annually and has the authority to retain special legal, accounting or other advisors, and may also seek the advice of Colliers' Vice President, Legal Counsel and Corporate Secretary. From time to time ad hoc committees of the Board may be appointed. As the Board has plenary power, any responsibility which is not delegated to Management or a Board committee remains with the Board. The Board has not developed a formal position description for the Chair of any standing committee. However, the Board has developed a committee mandate for each standing committee which is sufficiently detailed and contains appropriate information to delineate the role and responsibilities of the applicable committee, and thereby the Chair of the applicable committee. The committee mandates are published on Colliers' website (www.colliers.com). The Board delineates the role and responsibilities of the Chair of the Audit & Risk Committee, the Compensation Committee and the Governance Committee by tasking the Chair of the applicable committee with taking all reasonable measures to ensure that the applicable committee executes and fulfills its responsibilities under the applicable committee mandate and assumes each of the responsibilities specifically given to a Chair of a committee under the applicable committee mandate.

Audit & Risk Committee

The Audit & Risk Committee is comprised of four members who are each independent and financially literate as required by Multilateral Instrument 52-110 – Audit & Risk Committees (the "Audit Committee Rule"). The members of the Audit & Risk Committee are John (Jack) P. Curtin, Jr., Katherine M. Lee, L. Frederick Sutherland and Peter F. Cohen (Chair). The Audit & Risk Committee is appointed by, and assists, the Board in fulfilling its oversight responsibilities in the following principal areas: (i) accounting policies and practices; (ii) the financial reporting process; (iii) financial statements provided by Colliers to the public; (iv) risk identification, management and processes, including systems of internal accounting and financial controls, internal systems reviews and remediation and information technology and cyber-security risks and controls; (v) reviewing Colliers' insurance policies and consideration of the extent of any uninsured exposure and the adequacy of coverage; (vi) appointing, overseeing and evaluating the work and independence of the external auditors and overseeing and evaluating the work of Colliers' internal audit personnel; (vii) compliance with applicable legal and regulatory requirements; (viii) review of contractual arrangements involving related parties, conflicts of interest or material risks (other than employment related contracts); and (ix) overseeing and evaluating compliance with Colliers' Code of Ethics and Conduct, Financial Management Code of Ethics and Conduct, Ethics Hotline Policy and other company policies involving ethics and/or conflicts of interest. The Audit & Risk Committee has the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of Colliers, outside consultants, independent legal counsel and other advisors as it determines necessary to carry out its duties, without seeking approval of the Board or Management. The Audit & Risk Committee also has the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access and authority to communicate directly with the external auditors, legal counsel and officers and employees of Colliers. The Audit & Risk Committee meets at least four times annually, or more frequently as circumstances dictate. There were eight meetings of the Audit & Risk Committee held during the year ended December 31, 2016.

The Audit & Risk Committee reviews the annual and interim financial statements intended for circulation among shareholders and reports upon these to the Board prior to their approval by the full Board. The Audit & Risk Committee is also responsible for reviewing the integrity of Colliers' financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit procedures adopted in light of any material control deficiencies. The Audit & Risk Committee communicates directly with Colliers' external auditors in order to discuss audit and related matters whenever appropriate. In addition, the Board may refer to the Audit & Risk Committee such matters and questions relating to the financial position and operations of Colliers and its subsidiaries. All reports made to Colliers' ethics hotline are reviewed by the Chair of the Audit & Risk Committee and then by the entire Audit & Risk Committee at its next meeting. The Board has adopted an Audit & Risk Committee mandate, a copy of which is annexed to the annual information form (the "AIF") of Colliers for the year ended December 31, 2016 and is also published on Colliers' website (www.colliers.com). The education and related experience of each of the members of the Audit & Risk Committee that is relevant to the performance by such members of their responsibilities on such committee is described in the AIF under the heading "Audit & Risk Committee". A copy of the AIF is available on SEDAR at www.sedar.com.

The SEC requires that each member of a company's audit committee be independent. All of the members of the Audit & Risk Committee are "independent", as that term is defined by the SEC. The SEC further requires a company, like Colliers, that files reports under the United States Securities Exchange Act of 1934, as amended, to disclose annually whether its Board has determined that there is at least one "audit committee financial expert" on its audit committee, and if so, the name of the audit committee financial expert. Two Audit Committee members, Messrs. Cohen and Sutherland, have been determined by the Board to be an "audit committee financial expert" as that term is defined by the SEC.

The Audit & Risk Committee mandate provides that the Audit & Risk Committee must pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit and non-audit engagements. The Audit & Risk Committee may delegate the responsibility to pre-approve non-audit services to one of its members and any such delegated pre-approvals must be presented to the Audit & Risk Committee at its next scheduled meeting. The Audit & Risk Committee has delegated to the Chair of the Audit & Risk Committee, who is independent, the authority to act on behalf of the Audit & Risk Committee with respect to the pre-approval of all audit and permitted non-audit services provided by the external auditors from time to time. Any approvals by the Chair are reported to the full Audit & Risk Committee at its next meeting. The Audit & Risk Committee mandate further provides that the Audit & Risk Committee consider, assess and report to the Board with regard to the independence and performance of the external auditors. The Audit & Risk Committee has adopted a pre-approval policy pursuant to which Colliers may not engage Colliers' external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under applicable U.S. and Canadian laws. The Audit & Risk Committee is also responsible for reviewing hiring policies for current and former partners or employees of the external auditors.

The Audit & Risk Committee mandate also provides, and the general practice at Colliers is, that the Audit & Risk Committee will review and approve all material transactions and contracts entered into by Colliers with any insider or related party of Colliers, other than director, officer or employee compensation which is approved by the Compensation Committee. Material transactions and agreements related to compensation matters are generally reviewed and approved by the Compensation Committee. Otherwise, from time to time ad hoc committees of the Board may be appointed. In practice, and as is customary or appropriate, the Board will establish "special" or "independent" ad hoc committees of the Board as needed from time to time to review, pass upon or deal with material matters (including considering transactions and agreements in respect of which a director or executive officer has or may have a material interest), and the committee members of any such ad hoc committee are selected and appointed based on their independence from management as well as their independence from the matter at hand which has required the establishment of such ad hoc committee.

The Board and the Audit & Risk Committee have established procedures (which procedures are subject to monitoring by the Audit & Risk Committee) for the receipt, retention and treatment of complaints or concerns received by Colliers regarding accounting, internal accounting controls or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters. Please refer to the Financial Management Code of Ethics and Conduct published on Colliers' website (www.colliers.com). Additional information regarding the Audit & Risk Committee has been included in the AIF in accordance with the Audit Committee Rule.

Compensation Committee

The Compensation Committee is comprised of three members, all of whom are independent directors within the meaning of the Corporate Governance Rules. The Compensation Committee, among other things, reviews and approves the compensation of the CEO and provides input to the CEO in terms of the compensation for the other executive officers of Colliers. The Compensation Committee also reviews the compensation of the directors of Colliers and any compensation programs applicable to senior management of Colliers, such as the stock option plan. In the case of grants of options under Colliers' stock option plan, all proposed option grants are submitted to Compensation Committee for review and a recommendation is made to the full Board. The Board has adopted a Compensation Committee mandate, a copy of which is published on Colliers' website (www.colliers.com). The members of the Compensation Committee are John (Jack) P. Curtin, Jr. (Chair), Katherine M. Lee and Michael D. Harris

Governance Committee

The Governance Committee is comprised of Stephen J. Harper, Michael D. Harris and David R. Beatty (Chair), each of whom is an independent director within the meaning of the Corporate Governance Rules. The Board has adopted a Governance Committee mandate, a copy of which is published on Colliers' website (www.colliers.com). The Governance Committee, among other things, is responsible for identifying and recommending to the Board appropriate director nominee candidates. In addition, the Governance Committee is responsible for advising the Board with respect to the Board's composition, procedures and committees and developing, recommending and monitoring Colliers' corporate governance and other policies, assisting the Board and the committees in their annual review of their performance and their charters, reviewing and making recommendations to the Board with respect to the compensation of directors, succession plans and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Governance Committee conducts annual surveys of the Board's effectiveness and, every few years, a peer review of the individual members of the Board.

The Governance Committee is mandated to assess at least annually the optimum Board size and beneficial skill sets and makes recommendations to the Board on any changes. The number of directors proposed for election to the Board at the Meeting is eight. The Board considers that the appropriate number of directors for Colliers is approximately seven to nine. The Governance Committee and the Board have considered the matter of Board size and the skill sets of the current and nominee directors and are of the view that the proposed Board membership has the necessary breadth and diversity of experience and is of an adequate size to provide for effective decision-making and staffing of Board committees.

The Governance Committee is responsible for determining the appropriate criteria for selecting and assessing potential directors and selects candidates for nomination to the Board accordingly. At such time as it is determined that a new director is desirable, the Governance Committee will engage in various activities to ensure an effective process for selecting candidates for nomination, including developing criteria for the selection of a new director, developing and maintaining a director skills matrix (identifying the desired competencies, independence, expertise, skills, background and personal qualities that are being sought in potential candidates), identifying and recommending individuals qualified and suitable to become directors, the Chairman, the Vice Chairman and/or other directors will meet with potential new candidates prior to nomination to discuss the time commitments and performance expectations of the position and formal approval will be sought and obtained from the Board in respect of candidates for nomination.

Board Evaluation and Peer Review

An evaluation of the Board, as a whole, is being conducted by the Chair of the Governance Committee in respect of 2016 in which each Board member is being contacted by the Chair of the Governance Committee to complete a customized written questionnaire. Responses will be reviewed by the Chair of the Governance Committee with the Governance Committee, the Chairman and the Vice Chairman and then reported to the full Board. The Chair of the Governance Committee will discuss the results with each of the directors, as appropriate, and engage in a full and frank discussion on any and all issues which any Board member wishes to raise, including how the directors, both individually and collectively, could operate more effectively. At the conclusion of the evaluation, as necessary, matters requiring follow-up will be identified, action plans will be developed and there will be ongoing monitoring by the Chair of the Governance Committee to ensure satisfactory results. An evaluation is expected to occur annually, either by telephone or by having Board members complete a detailed customized questionnaire.

In addition, the Chair of the Governance Committee meets with the individual members of the Board on an ongoing basis to discuss the individual's contribution to the Board. A formal peer review of the individual members of the Board is expected to occur every few years. Whether a peer review is completed formally or informally, each director is encouraged to view any feedback as constructive advice to enhance both their individual contribution and overall Board effectiveness.

Attendance

The following table sets forth the record of attendance of the members of the Board (either in person or by phone) at meetings of the Board and its committees and the number of meetings of the Board and such committees held during 2016.

Director	Board 4 Meetings		Board Committees								Overall Attendance
			Audit & Risk 8 Meetings		Compensation 1 Meeting		Governance 1 Meeting		Overall Committee Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
David R. Beatty	4 of 4	100	–	–	–	–	1 of 1 (Chair)	100	1 of 1	100	5 of 5	100
Peter F. Cohen	4 of 4 (Vice Chair)	100	8 of 8 (Chair)	100	–	–	–	–	8 of 8	100	12 of 12	100
John (Jack) P. Curtin, Jr.	4 of 4	100	8 of 8	100	1 of 1 (Chair)	100	1 of 1	100	10 of 10	100	14 of 14	100
Stephen J. Harper (1)	2 of 2	100	–	–	–	–	–	–	–	–	2 of 2	100
Michael D. Harris	4 of 4	100	–	–	1 of 1	100	1 of 1	100	1 of 1	100	6 of 6	100
Jay S. Hennick	4 of 4 (Chair)	100	–	–	–	–	–	–	–	–	4 of 4	100
Katherine M. Lee	2 of 4	50	6 of 8	75	1 of 1	100	–	–	7 of 9	78	9 of 13	69
L. Frederick Sutherland	4 of 4	100	8 of 8	100	–	–	–	–	8 of 8	100	12 of 12	100

Notes:

(1)	Mr. Harper became a director on September 15, 2016. The attendance noted reflects meetings held and attended only while he was a director.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table provides a summary of total compensation earned during each of the twelve month periods ended December 31, 2014, December 31, 2015 and December 31, 2016, respectively, by Colliers' Chief Executive Officer and Chief Financial Officer, each of the three other most highly compensated executive officers of Colliers who were serving as such as at December 31, 2016 and whose total compensation was, individually, more than C$150,000 (the "Other Executive Officers") and each other individual who would have been an Other Executive Officer but for the fact that such individual was neither serving as an executive officer, nor acting in a similar capacity, as at December 31, 2016 (collectively, the "Named Executive Officers") for services rendered in all capacities during such period.

SUMMARY COMPENSATION TABLE
Name and Principal Position of Named Executive Officer(5)	Twelve Months Ended Dec. 31	Salary (US$)	Option-Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation		All Other Compensation (US$)	Total Compensation (US$)(4)
				Annual Incentive Plans (US$)(3)	Long-Term Incentive Plans (US$)
Jay S. Hennick(2) Chairman and Chief Executive Officer	2016 2015 2014	1,005,210 1,061,617 1,584,000	Nil Nil Nil	658,413 2,050,536 3,445,100	Nil Nil Nil	Nil Nil Nil	1,663,623 3,112,153 5,029,100
John B. Friedrichsen Chief Financial Officer	2016 2015 2014	408,798 340,659 384,800	472,500 730,200 631,800	174,046 737,134 725,400	Nil Nil Nil	Nil Nil Nil	1,055,344 1,807,993 1,742,000
Dylan E. Taylor President and Chief Operating Officer	2016 2015 2014	540,000 422,075 375,000	567,000 905,600 Nil	265,275 1,200,000 2,008,981	Nil Nil Nil	Nil Nil Nil	1,372,275 2,527,675 2,383,981
Elias Mulamoottil Global Head of Mergers & Acquisitions	2016 2015 2014	254,058 243,652 256,583	378,000 608,500 421,200	83,204 405,558 297,520	Nil Nil Nil	Nil Nil Nil	715,262 1,257,710 975,303
Robert D. Hemming Senior Vice President and Chief Accounting Officer	2016 2015 2014	245,376 234,600 275,000	283,500 339,600 Nil	80,361 534,600 1,012,788	Nil Nil Nil	Nil Nil Nil	609,237 1,108,800 1,287,788

___________

Notes:

(1)	The amounts reported represent the grant date fair value of stock option awards granted to each of the Named Executive Officers, calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation – Stock Compensation. The assumptions used by Colliers in calculating these amounts are incorporated herein by reference to Note 15 to Colliers' audited consolidated financial statements for the year ended December 31, 2016. For a description of the material terms of the stock option plan of Colliers and each option grant, see "Incentive Award Plans of Colliers – Colliers Stock Option Plan" and "NEO Outstanding Option-Based Awards" below.
(2)	The compensation indicated for Mr. Hennick was payable, pre-Spin-off, to Jayset Capital Corp. and, post-Spin-off, to Jayset Management CIG Inc. pursuant to a management services agreement (see "Management Contract" below). Mr. Hennick received no compensation in connection with being a member of the Board. Mr. Hennick's compensation for 2014 reflects the pre-Spin-off compensation paid in such year in relation to Old FSV. After applying the Spin-off apportionment ratio applicable to Colliers of 58.6%, Mr. Hennick's total compensation with respect to Colliers is estimated to be US$2,945,500 in 2014.
(3)	The only annual incentive plan of Colliers is Colliers' annual performance bonus plan. The only annual incentive plans applicable to Messrs. Taylor and Hemming in respect of their 2015 and 2014 compensation were an annual bonus plan and a global profit sharing plan that are no longer applicable in 2016. See "Compensation Discussion and Analysis – Annual Bonus Incentive" below. Annual incentive awards are accrued as of the year end and finalized and paid once reviewed and approved by the Compensation Committee, the Board, or the CEO, as applicable.
(4)	Compensation amounts for Messrs. Hennick, Friedrichsen, Mulamoottil and Hemming were paid in Canadian dollars (an average 2016 exchange rate of US$1.00 = C$1.32 has been used in the table above).
(5)	Pre-Spin-off: (i) Mr. Hennick was Founder and Chief Executive Officer of Old FSV and, in June 2015, he was appointed Chairman and Chief Executive Officer of Colliers; (ii) Mr. Friedrichsen was Senior Vice-President and Chief Financial Officer of Old FSV and, in June 2015, he was appointed Chief Financial Officer of Colliers; and (iii) Mr. Taylor was Chief Operating Officer of Colliers Macaulay Nicolls Inc., a subsidiary of Colliers, operating as "Colliers International", the Commercial Real Estate services division of Old FSV and, in June 2015, he was appointed President and Chief Operating Officer of Colliers;.

In 2016, the total cost of the compensation of all of the Named Executive Officers represented 2.7% of Colliers' adjusted earnings before interest, taxes, depreciation and amortization.

NEO Outstanding Option-Based Awards

The table below reflects all option-based awards for each Named Executive Officer outstanding as at December 31, 2016 (including option-based awards granted to a Named Executive Officer before 2016). Colliers does not have any other equity incentive plan other than its stock option plan.

NEO OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2016(3)
Name of Named Executive Officer	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (US$/Security)	Option Expiration Date(2)	Value of Unexercised In-the-Money Options (US$)(4)
John B. Friedrichsen	50,000 54,000 45,000 33,000 18,000	31.62 33.87 29.02 18.18 18.66	February 9, 2021 February 13, 2020 May 15, 2019 February 15, 2018 February 17, 2017	256,500 155,520 347,850 612,810 325,620
Dylan E. Taylor	60,000 80,000	31.62 38.71	February 9, 2021 June 17, 2020	307,800 -
Elias Mulamoottil	40,000 45,000 30,000 22,000 12,000	31.62 33.87 29.02 18.18 18.66	February 9, 2021 February 13, 2020 May 15, 2019 February 15, 2018 February 17, 2017	205,200 129,600 231,900 408,540 217,080
Robert D. Hemming	30,000 30,000	31.62 38.71	February 9, 2021 June 17, 2020	153,900 -

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Notes:

(1)	Each option entitles the holder to purchase one Subordinate Voting Share. Effective February 17, 2017, an aggregate of 380,000 options were granted under the Option Plan (as defined below) to directors and employees in respect of the year ended December 31, 2016, including to certain of the Named Executive Officers.
(2)	The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. The expiration date is the fifth anniversary of the grant date.
(3)	Under the terms of the Option Plan, the Chairman and CEO of Colliers, Jay S. Hennick, is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract".
(4)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on December 30, 2016 of US$36.75 less the Post-Spin-off exercise price of the applicable stock options.

During the year ended December 31, 2016, none of the Named Executive Officers exercised any options of Colliers or any of its subsidiaries.

Incentive Award Plans of Colliers

The following table provides information concerning the incentive award plans of Colliers with respect to each Named Executive Officer during the year ended December 31, 2016. The only incentive award plans of Colliers during such period were its stock option plan, an annual performance bonus plan and, in addition, with respect to the Chairman and CEO, a sale of control arrangement. See "– Annual Performance Bonus Plan", "– Colliers Stock Option Plan" and "Management Contract" below.

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE YEAR ENDED DECEMBER 31, 2016(2)
Name of Named Executive Officer	Option-Based Awards – Value Vested During 2016 (US$)(1)	Non-Equity Incentive Plan Compensation – Value Earned During 2016 (US$)
John B. Friedrichsen	586,660	Nil
Dylan E. Taylor	1,920	Nil
Elias Mulamoottil	391,320	Nil
Robert D. Hemming	960	Nil

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Notes:

(1)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on the applicable vesting date less the exercise price of the applicable stock options.
(2)	Under the terms of the Option Plan, the Chairman and CEO of Colliers, Jay S. Hennick, is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract". The table does not include stock options issued under the FirstService stock option plan in connection with the Spin-off. See "Incentive Award Plans of Colliers – Colliers Stock Option Plan".

Annual Performance Bonus Plan

Colliers has an annual performance bonus plan pursuant to which an annual cash performance bonus is awarded to Management and employees based entirely on percentage growth in adjusted earnings per share over the prior year. The Compensation Committee may also recommend, and the Board may also approve, a non-annual discretionary bonus based on an individual or Colliers achieving certain designated objectives (other than adjusted earnings per share) and for superior or exceptional performance in relation to such objectives. For a further discussion of the calculation of adjusted earnings per share, please see the AIF.

Colliers Stock Option Plan

Colliers provides a long-term incentive by granting stock options to directors, officers and full-time employees of Colliers or its subsidiaries (other than Mr. Hennick) through the Colliers Stock Option Plan, as amended (the "Option Plan"). At a meeting of shareholders held in June 2004, shareholders adopted the Option Plan and have subsequently approved amendments thereto.

Subject to the terms of the Option Plan, the Board has the authority to select those individuals to whom options will be granted and to fix the terms of such options which may not be for less than one year nor more than ten years from the date of grant (subject to an automatic 10 business day extension to the expiry date of an option which otherwise would expire within a blackout period). The Option Plan provides flexible vesting, completely at the discretion of the Board. Jay S. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. The Option Plan is administered solely by the Board and grants of options under the Option Plan are made as follows (the "Option Granting Process"): all proposed option grants are submitted to the Compensation Committee for review and a recommendation is made to the Board; proposed option grants recommended by the Compensation Committee are then submitted to the Board for approval and, if approved, are granted on the date so approved by the Board. The Compensation Committee, in considering any grant of options, and the Board in approving any grant of options, take in account whether the amount of options proposed to be granted to each optionee is competitive, both in terms of past practice at Colliers as well as with respect to equity awards granted to officers, employees and directors of public company peers of Colliers, as well as the contribution of the optionee in the success of the business. Grants of options are approved subject to compliance with the Option Plan and all applicable laws and regulatory and stock exchange requirements.

The option price per Subordinate Voting Share with respect to any option granted under the Option Plan is determined by the Board at the time the option is granted, but such price shall not be less than the Minimum Price on the day on which the issuance of the option is authorized or approved by the Board. For the purposes of the Option Plan, "Minimum Price" means: (i) in the event that the Subordinate Voting Shares are then traded on the Toronto Stock Exchange ("TSX") and/or NASDAQ, the closing price of the Subordinate Voting Shares on the TSX or NASDAQ on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; (ii) in the event that the Subordinate Voting Shares are not then traded on the TSX and NASDAQ, the closing price of the Subordinate Voting Shares on such public market on which the Subordinate Voting Shares are then traded, as selected by the Board, in its sole discretion, on the trading day prior to the day on which the issuance of the option is authorized or approved by the Board; or (iii) in the event that the Subordinate Voting Shares are not then traded on any public market, the price of the Subordinate Voting Shares as determined by the Board, in its sole discretion, on the day on which the issuance of the option is authorized or approved by the Board.

The maximum number of Subordinate Voting Shares subject to grants of options under the Option Plan is limited to 5,600,000, of which options exercisable for 1,873,650 Subordinate Voting Shares (or 4.8% of the aggregate outstanding Common Shares) have been granted and are outstanding as at the date hereof (leaving options exercisable for 600,750 Subordinate Voting Shares (or 1.6% of the aggregate outstanding Common Shares) available for granting). To date under the Option Plan, options which were exercisable for 3,125,600 Subordinate Voting Shares (or 8.1% of the aggregate outstanding Common Shares) have been exercised or expired and options which were exercisable for 409,250 Subordinate Voting Shares (or 1.1% of the aggregate outstanding Common Shares) were cancelled and have been returned to the pool of options available to be granted. In the event of the death of an optionee while in the employment, or as an officer, of Colliers or a subsidiary prior to the end of the term of the option, the optionee's legal representative may exercise the option for a period of one year following the death of the optionee or the expiry of the term of the option, whichever is earlier. In the event that an optionee resigns, is removed as an officer or is discharged for "cause" as an employee of Colliers or a subsidiary, the option will in all respects cease and terminate. In the event an optionee's employment is otherwise terminated by Colliers or a subsidiary, such optionee may exercise the option for a period of 30 days following the effective date of termination or the expiry of the term of the option, whichever is earlier.

The Option Plan provides that the aggregate number of Subordinate Voting Shares reserved for issuance pursuant to all options granted to any one optionee shall not exceed 5% of the number of Subordinate Voting Shares outstanding on a non-diluted basis at the time of such grant. In addition, the Option Plan provides that the aggregate number of securities of Colliers: (a) issued to insiders of Colliers, within any one year period; and (b) issuable to insiders of Colliers, at any time under the Option Plan, or when combined with all of Colliers' other share compensation arrangements, shall not exceed 10% of Colliers' total issued and outstanding securities. As of the date hereof, Colliers has outstanding options under the Option Plan to purchase an aggregate of 1,873,650 Subordinate Voting Shares (being 4.8% of the aggregate outstanding Common Shares). These options are held by various directors, officers and employees of Colliers (or Old FSV) and its subsidiaries and are non-assignable.

Where there is a take-over bid to acquire the outstanding shares or Colliers enters into an agreement providing for the sale of all or substantially all of the assets of Colliers such that, following completion of such sale, Colliers will cease to carry on, directly or indirectly, an active business, the Board may advise optionees that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting.

The Option Plan provides that appropriate adjustments in the number of Subordinate Voting Shares and in the exercise price per Subordinate Voting Share, relating to options granted or to be granted, shall be made by the Board to give effect to adjustments in the number of Subordinate Voting Shares resulting from any subdivisions, consolidations or reclassifications of the Subordinate Voting Shares, the payment of stock dividends by Colliers or other relevant changes in the capital structure of Colliers. Any such adjustments shall be subject to the approval thereof by such stock exchanges on which the Subordinate Voting Shares are then listed for trading (including, if required by any such stock exchanges, approval of the shareholders).

The Option Plan provides that, subject to regulatory approval, the approval of any stock exchange on which the Subordinate Voting Shares are then listed for trading and the limitations set out in the next two following paragraphs, the Board may, by resolution, amend, vary or discontinue the Option Plan, or any agreement or entitlement subject to the Option Plan, at any time without notice to or approval of the shareholders of Colliers, including, without limitation, for the purpose of: (i) changing the class of persons who will be eligible to be granted options pursuant to the Option Plan; (ii) ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over Colliers or the Option Plan; (iii) changes of a "housekeeping", clerical, technical or stylistic nature; (iv) changing the method of determining the option price for options granted pursuant to the Option Plan, provided that the option price shall not in any case be lower than the "market price" of a Subordinate Voting Share, as that term (or any successor term) is interpreted and applied by the TSX; (v) changing the following terms governing options under the Option Plan: (A) vesting terms (including the acceleration of vesting); (B) exercise and payment method and frequency; (C) transferability or assignability; (D) to fairly or properly take into account a sale, arrangement or take-over bid; (E) adjustments required in the circumstances of a change in the structure of the capital of Colliers; and (F) the effect of termination (for whatever reason) of the optionee's employment or service; (vi) determining that any of the provisions of the Option Plan or any agreement subject to the Option Plan concerning the effect of termination (for whatever reason) of the optionee's employment, service or consulting agreement/arrangement or cessation of the optionee's directorship or office, shall not apply for any reason acceptable to the Board; (vii) changing the terms and conditions of any financial assistance which may be provided by Colliers to the optionees to facilitate the purchase of Subordinate Voting Shares, or adding or removing any provisions providing for such financial assistance; (viii) adding or amending a cashless exercise feature, payable in cash or securities, provided same includes a full deduction of the number of underlying Subordinate Voting Shares from the Option Plan reserved under the Option Plan; (ix) providing for the granting of non-equity based kinds of awards under the Option Plan; (x) adding or amending provisions necessary for options under the Option Plan to qualify for favourable tax treatment to optionees and/or Colliers under applicable tax laws; (xi) changing any terms relating to the administration of the Option Plan; and (xii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules and policies of the TSX and of any other stock exchange or market having authority over Colliers or the Option Plan).

The Option Plan further provides that, subject to regulatory approval, the approval of any stock exchange on which the Subordinate Voting Shares are then listed for trading and the limitations set out later in this section, the Board may, by resolution, amend, vary or discontinue the Option Plan, or any agreement or entitlement subject to the Option Plan, at any time for the following purposes, provided that any such amendment, variance or discontinuance will not become effective unless and until approved by a majority of the votes cast by shareholders of Colliers, in person or by proxy, at a meeting of shareholders: (a) any increase in the maximum number of Subordinate Voting Shares issuable under the Option Plan or any change from a fixed maximum number of Subordinate Voting Shares issuable under the Plan to a fixed maximum percentage; (b) any reduction in the option price of an outstanding option except for the purpose of maintaining option value in connection with a change in the structure of the capital of Colliers (for this purpose, the cancellation or termination of an option of an optionee prior to expiry of the option term for the purpose of reissuing an option to the same optionee with a lower exercise price shall be treated as an amendment to reduce the option price of an option); (c) any extension of the option term or any amendment to permit the grant of an option with an expiry date of more than 10 years from the date the option is granted; (d) permitting any option granted under the Option Plan (or any other kind of award which may hereafter form part of the Option Plan) to be transferable or assignable other than for estate planning or normal estate settlement purposes; (e) providing for the granting of equity based kinds of awards under the Option Plan; and (f) any other amendment requiring shareholder approval under applicable law (including, without limitation, under the rules and policies of the TSX and of any other stock exchange or market having authority over Colliers or the Option Plan). In the case of any amendment or variance referred to above, insiders of Colliers who directly benefit from such amendment or variance will not have the votes attaching to the Subordinate Voting Shares or other securities of Colliers held, directly or indirectly, by them counted in respect of the required approval of the shareholders of Colliers.

Notwithstanding the two immediately preceding paragraphs, the Option Plan provides that no amendment, variance or discontinuance of the Option Plan, or any agreement or entitlement subject to the Option Plan, may be made, without the prior written consent of the optionee, if the Board determines that the effect thereof is to impair, derogate from or otherwise materially and adversely affect any option previously granted to such optionee under the Option Plan.

In addition, the Option Plan provides that Colliers shall have the right, in certain circumstances and in lieu of delivering Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of Colliers, a sale of all or substantially all of the assets of Colliers (under circumstances such that, following the completion of such sale, Colliers will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving Colliers under circumstances such that, following the completion of such transaction, there is a change in control of Colliers.

The objective of granting options is to encourage the executives to acquire an increased ownership interest in Colliers over a period of time, which acts as a financial incentive for the executives to consider the long-term interests of Colliers and its shareholders.

Effective February 17, 2017, an aggregate of 380,000 options (or 0.98% of the outstanding Common Shares on such date) were granted under the Option Plan to management, employees and directors of Colliers (including 60,000 options to Mr. Taylor, 50,000 options to Mr. Friedrichsen, 40,000 options to Mr. Mulamoottil and 30,000 options to Mr. Hemming), each having an exercise price of US$45.00, an expiration date of February 17, 2022 and vesting as follows: 10% on the grant date, 15% on the first anniversary of the grant date, 20% on the second anniversary of the grant date, 25% on the third anniversary of the grant date and 30% on the fourth anniversary of the grant date.

Equity Compensation Plan Information

The following table sets forth aggregated information as at December 31, 2016 with respect to compensation plans of Colliers under which equity securities of Colliers are authorized for issuance.

Plan Category(1)	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (US$)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the second column)
Stock Option Plan	1,602,850	$30.31	980,750 (2)

___________

Notes:

(1)	The only equity compensation plan of Colliers is the Option Plan, which Option Plan has been approved by the shareholders of Colliers. See "Incentive Award Plans of Colliers – Colliers Stock Option Plan" above.
(2)	Effective February 17, 2017, an aggregate of 380,000 options were granted under the Option Plan. See "Incentive Award Plans of Colliers – Colliers Stock Option Plan" above.

Management Contract

Colliers has entered into a restated management services agreement (the "Management Services Agreement") with Jayset Management CIG Inc. ("Jayset") and Jay S. Hennick. Mr. Hennick is a director, an officer and the sole indirect shareholder of Jayset, the registered office of which is located at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4. Under the terms of the Management Services Agreement, Mr. Hennick performs the services of Chairman and CEO of Colliers on behalf of Jayset. The amounts paid or payable to Jayset pursuant to the Management Services Agreement (or pursuant to the original management services agreement with Old FSV) are included in the information provided for Mr. Hennick in the Summary Compensation Table above under "Executive Compensation – Compensation of Named Executive Officers". Jayset, in turn, transfers such amounts to Mr. Hennick at such times as Mr. Hennick determines. The Management Services Agreement had an initial term which ended on February 1, 2016, with successive one-year renewals at the option of Jayset. Jayset may voluntarily terminate the Management Services Agreement upon six-months prior written notice to Colliers. Colliers may elect to discontinue the use of Jayset's services upon payment to Jayset of the following amounts:

(a)	300% of the aggregate of: (i) the average base management fee and any other fees for the three years prior to the termination; and (ii) the average incentive fee for the three years prior to the termination; and

(b)	US$105,431.

In the event of a change of control of Colliers, a transfer of all or substantially all of the assets of Colliers to the shareholders of Colliers or if the Management Services Agreement is not renewed at the end of the initial term or any renewal term, then the Management Services Agreement will be deemed to be terminated and the payments described in (a) and (b) above will be payable to Jayset. For an estimated amount of such payment as at December 31, 2016, see "Executive Compensation – Termination and Change of Control Benefit".

The Management Services Agreement also contains a sale of control arrangement (the "Long Term Arrangement") for Mr. Hennick, the Chairman and CEO of Colliers. At the time of the implementation of the Long Term Arrangement, and in exchange for providing the Long Term Arrangement to Mr. Hennick, Mr. Hennick agreed to surrender for cancellation certain stock options granted to him under the then stock option plan of the predecessor to Colliers, and he agreed he would not be eligible to participate in the Option Plan or receive grants of options thereunder. Under the Long Term Arrangement, Colliers has agreed that it will make a payment to Jayset on (each of the following circumstances, an "Event"): (a) an arm's length sale of control of Colliers; or (b) a special dividend or other distribution to the shareholders of Colliers or in the event of a transaction the effect of which results in a transfer of assets of Colliers to the shareholders of Colliers (either of which, a "Partial Event"). The Long Term Arrangement provides for Jayset to receive the following two payments. The first payment will be an amount equal to 5% of the product of: (i) the aggregate number of Subordinate Voting Shares and Multiple Voting Shares outstanding on a fully diluted basis at the time of the Event; and (ii) the per share consideration received or deemed to be received by the holders of Subordinate Voting Shares on or as a result of the applicable Event minus a base price of C$3.324. The second and additional payment will be an amount equal to 5% of the product of: (i) the aggregate number of Subordinate Voting Shares and Multiple Voting Shares outstanding on a fully diluted basis at the time of the Event; and (ii) the per share consideration received or deemed to be received by the holders of Subordinate Voting Shares on or as a result of the applicable Event minus a base price of C$6.472.

Upon the occurrence of a Partial Event, each of base prices noted above will be adjusted by subtracting from each base price, respectively, an amount equal to the per share consideration received or to be received by the holders of the Subordinate Voting Shares of Colliers on or as a result of such Partial Event; in no event will either base price be permitted to fall below zero. The base prices are also appropriately adjusted to reflect stock splits and consolidations. The right to receive the two payments may be transferred, in whole or in part, to person(s) who are not at arm's length to Jayset.

In connection with the completion of the Spin-off, the services under the original management services agreement with Old FSV were segmented into those services applicable to Colliers and FirstService, respectively, and were documented in the Management Services Agreement and a restated management services agreement with FirstService. The fees and base prices under the original management services agreement with Old FSV were allocated among the Management Services Agreement (as to 58.6%) and the management services agreement with FirstService (as to 41.4%). The Spin-off did not constitute a Partial Event under the Long Term Arrangement or result in a change of control of Old FSV, and consequently no amounts were payable pursuant to the Long Term Arrangement in the original management services agreement with Old FSV as a result of the implementation of the Spin-off.

Assuming that an arm's length sale of control of Colliers took place on December 31, 2016 at a price per share of C$49.49 (being the closing price per Subordinate Voting Share on the TSX on December 30, 2016), Colliers would have been required to make a payment to Jayset in the aggregate amount of US$132.6 million pursuant to the Long Term Arrangement (and taking into account the change of control payment to Jayset referred to under "Termination and Change of Control Benefits" below, the total amount payable in such circumstance would have been US$140.2 million). As of February 23, 2017, assuming an arm's length sale of control of Colliers at a per share price of C$63.22, the payment pursuant to the Long Term Arrangement would have been US$180.7 million.

Executive Share Ownership Policy

Colliers has an executive share ownership policy (the "ESO Policy") requiring that the CEO, the President & COO and the CFO of Colliers (collectively, the "Designated Executives") to achieve and maintain, for the duration of their employment/retainer at Colliers, minimum ownership of shares of Colliers having a value of three times their base salary/management fee. All Designated Executives are permitted five years from the effective date of the ESO Policy to achieve the required minimum ownership of shares. Any newly appointed, retained or promoted Designated Executives will be permitted two years from their appointment/retention/promotion date to achieve the required minimum ownership of shares. For the purposes of the ESO Policy, the base salary or management fee used will be fixed to such base salary or management fee in effect at the time the Designated Executive first becomes subject to the ESO Policy. Upon a Designated Executive achieving the minimum ownership of shares required under the ESO Policy, the Designated Executive will no longer be required to acquire further shares of Colliers, including as a result of any decrease in the market price of Colliers shares. The minimum ownership of shares is not required to continue following the cessation of a Designated Executive's employment with Colliers. Upon a Designated Executive achieving the minimum ownership of shares required under the ESO Policy, such Designated Executive will not be permitted to purchase financial instruments that are designed to hedge or offset the economic exposure of such Designated Executive's ownership in shares of Colliers such that the effective economic exposure is less than the required minimum ownership threshold under the ESO Policy. The Board may grant exceptions to the ESO Policy where circumstances warrant, including, but not limited to, tax and estate planning considerations. As of February 23, 2017, all of the Designated Executives are in compliance with the ESO Policy.

Incentive Compensation Reimbursement Policy

In order to further align management's interests with the interests of shareholders and in support good governance practices, Colliers has an incentive compensation reimbursement policy (the "ICR Policy"). Under the ICR Policy, Colliers will require reimbursement, in all appropriate cases, of any incentive compensation awarded to any management personnel if, within one year of receiving such award: (a) the amount of the incentive compensation was calculated based upon the achievement of certain financial results of Colliers that were subsequently the subject of a financial restatement; (b) the financial statements are required to be restated as a result of, or partially as a result of, intentional errors, intentional omissions or fraud; and (c) the amount of the incentive compensation that would have been awarded had the financial results been properly reported would have been lower than the amount actually awarded. To do this, Colliers may pursue various ways to recover by: (i) seeking repayment; (ii) reducing the amount that would otherwise be payable under another incentive compensation award; (iii) withholding future equity grants, incentive awards or salary increases; or (iv) take any combination of these actions.

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this Circular sets out the objectives of Colliers' executive compensation arrangements, Colliers' executive compensation philosophy and the application of this philosophy to Colliers' executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions the Compensation Committee made in 2016 with respect to the Named Executive Officers. When determining the compensation arrangements for the Named Executive Officers, the Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of Colliers and its subsidiaries and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of Colliers; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

The Board and the Compensation Committee have considered the implications of the risks associated with Colliers' compensation policies and practices. In this regard, the Compensation Committee specifically considered various pertinent and relevant elements where compensation and risk may be related in relation to the current compensation policies and practices for senior executives of Colliers (such as pay philosophy, the mix of fixed versus variable compensation, the mix of short versus long term compensation, share ownership requirements and trading policies, reimbursement policies and the level of severance in any contractual arrangements). As further described hereunder, the components of compensation are fairly straightforward and include base salary, short-term incentive (annual bonus plan) and long-term incentive (stock options and, in the case of the CEO, the Long Term Arrangement). Where any risks were identified, the Board and the Compensation Committee have determined that processes and controls are in place to mitigate such risks and, overall, such risks were not significant and not reasonably likely to have a material adverse effect on Colliers. The risks and uncertainties that are likely to have a material adverse effect on Colliers are disclosed in the AIF. No such risks relate to Colliers' compensation policies and practices.

The Board has adopted a policy relating to the trading in securities of Colliers by directors, senior executives, employees and other insiders of Colliers and its subsidiaries (the "Trading Policy"). Among other things, the following are prohibited by the Trading Policy: (i) short sales of Colliers securities; (ii) transactions in puts, calls or other derivative securities, on an exchange or in any other organized market; (iii) hedging or monetization transactions that allow an individual to continue to own the covered securities, but without the full risks and rewards of ownership; and (iv) the resale of securities of Colliers purchased in the open market prior to the expiration of three months from the purchase date. Consequently, the foregoing prohibitions in the Trading Policy do not permit a Named Executive Officer or director to purchase financial instruments that are designed to hedge or offset a decrease in market value of Colliers' equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director.

Role of the Compensation Committee

Katherine M. Lee, Michael D. Harris and John (Jack) P. Curtin, Jr., Chair, serve as members of the Compensation Committee. None of these individuals was an officer, employee or former officer or employee of Colliers or any of its subsidiaries during 2016. The mandate of the Compensation Committee requires that the Compensation Committee be comprised of three or more members of the Board each of whom is, in the business judgment of the Board, independent under the rules of the TSX and NASDAQ. See "Statement of Corporate Governance Practices – Board Committees – Compensation Committee" for additional information on the Compensation Committee. Under the Compensation Committee's mandate, the Compensation Committee is responsible for, among other things: (a) in consultation with senior management, establishing Colliers' general compensation philosophy, and overseeing the development and implementation of compensation programs; (b) reviewing and approving the compensation of the CEO; (c) reviewing compensation programs applicable to the senior management of Colliers; and (d) making recommendations to the Board with respect to Colliers' incentive compensation plans and equity-based plans, the activities of the individuals and committees responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans.

During 2016, the Compensation Committee addressed a number of items, including considering and/or approving and/or making recommendations in respect of all option grants to officers, employees and directors of Colliers or subsidiaries of Colliers; and determining, for the purposes of the Colliers annual performance bonus plan, 2016 adjusted earnings per share.

Independent Compensation Consultant

Under its mandate, the Compensation Committee has the sole authority to select, retain and terminate a compensation consultant and to approve the consultant's fees and other retention terms. The Compensation Committee is also entitled to the resources and authority appropriate to discharge its duties and responsibilities, including the authority to retain counsel and other experts or consultants. In September 2015, the Compensation Committee engaged Hugessen Consulting Inc. (the "EC Consultant") as its independent compensation consultant. The EC Consultant was retained by the Compensation Committee to review and report on the market competitiveness of the compensation of the CEO, CFO and COO, the competitiveness of Colliers' short-term and long-term incentive plan design and the appropriateness of Colliers' compensation policies and governance. The EC Consultant also assisted the Compensation Committee in its review of the market competitiveness of the compensation of non-employee directors. See "Compensation of Directors" below. During 2015, the EC Consultant did not provide any other services to the Compensation Committee or Colliers, or to any affiliated or subsidiary entities of Colliers or to any of member of the Board or Management, other than or in addition to the foregoing. The total fees paid to the EC Consultant (or to any other compensation consultant) during 2014 and 2015 are set out below (no fees were paid to the EC Consultant (or any other compensation consultant) in 2016):

Year Ended December 31	Executive Compensation Related Fees(1) (US$)	All Other Fees(2) (US$)
2015	72,753	Nil
2014	11,800	Nil

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Notes:

(1)	Aggregate fees billed by each consultant or advisor, or any of its affiliates, for services related to determining compensation for any of Colliers' directors and executive officers during the years noted.
(2)	Aggregate fees billed for all other services provided by each consultant or advisor, or any of its affiliates, that are not reported under "Executive Compensation Related Fees".

Benchmarking

The Compensation Committee may consider many factors when designing and establishing executive compensation arrangements for the CEO and reviewing and making recommendations for such arrangements for the other executive officers of Colliers. Every several years, a benchmarking analysis is conducted by the Compensation Committee to ensure that the executive compensation arrangements for the CEO, CFO and COO remains appropriate and competitive. When a benchmarking analysis is conducted, Colliers typically does not position executive pay to reflect a single percentile within the peer group for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee (for the CEO) or the CEO (for the CFO and COO) may look at factors such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by Colliers' peer group and other companies identified by relevant market survey data, and pay equity considerations.

The starting point for the benchmarking analysis is the analysis of industry (i.e., closest industry peers) and pay (i.e., size and business relevant peers) comparator groups. At the end of 2015, the Compensation Committee, with the assistance of the EC Consultant, selected: (a) an industry comparator group of CBRE Group, Inc., Jones Lang LaSalle Incorporated, Savills plc, HFF, Inc., Marcus & Millichap, Inc. and Altus Group Limited; and (b) a pay comparator group of Jones Lang LaSalle Incorporated, Jardine Lloyd Thompson Group plc, Stantec Inc., FTI Consulting, Inc., WS Atkins plc, Savills plc, HFF, Inc., Marcus & Millichap, Inc., ICF International Inc., Navigant Consulting Inc. and Altus Group Limited. Having regard to the Spin-off, the members included in the comparator groups were modified from previous peer groups used in Old FSV compensation reviews. The industry comparator group reflects the peers of Colliers as determined by equity research analysts covering Colliers (although other public real estate companies listed on major exchanges with relevant amounts of revenue and enterprise value were considered). The pay comparator group reflects relevant sized members of the industry comparator group and additional public companies listed on major exchanges with relevant amounts of revenue and enterprise value and whose primary industry is research and consulting, insurance brokerage or professional services.

The Compensation Committee (with respect to the CEO) and the CEO (with respect to the CFO and COO) then reviewed the industry and pay comparator group data to determine where base salaries and total compensation for the CEO, CFO and COO should be appropriately positioned. While these benchmarks represent useful guidelines, discretion may be used in setting individual executive pay so that it appropriately reflects the value and contributions of each executive, as well as the executive's leadership, commitment to Colliers' values and potential for advancement.

A range of factors was analyzed by the EC Consultant for each member of the comparator groups, including: (i) various financial size and performance metrics; (ii) number of full-time employees; (iii) industry and the extent that they overlap Colliers' business lines; and (iv) other indicia of common managerial skill sets. It is anticipated that the entities included in the comparator groups will change if Colliers' size or lines of business change, or if the comparator group entities show changes in their businesses or operations.

Recommendations of Management

In general, the Compensation Committee (with the assistance and advice of a consultant, if applicable) reviews and discusses matters involving the CEO's compensation. After this review, the Compensation Committee prepares a recommendation for the Board to review and discuss. The independent members of the Board have the sole authority to approve compensation decisions made with respect to the CEO.

With respect to Colliers' other senior management and employees, it is the CEO (with the assistance of the independent compensation consultant for senior management) who develops the pay strategies and recommendations, which the Compensation Committee then reviews and discusses. However, the authority to approve those strategies and recommendations resides with different parties according to the employee's level. For senior management, decisions must be approved by the CEO, subject to the Compensation Committee's overall review and acceptance. For employees below the level of senior management, the CEO and his designees have the authority to approve pay actions. However, the Compensation Committee is responsible for approving actions related to other aspects of these employee's compensation, such as any grant of options and, if appropriate, the amount of any discretionary bonus pool.

Elements of Compensation

The compensation paid to the Named Executive Officers in any year consists of three primary components:

(a)	base salary;

(b)	an annual bonus incentive; and

(c)	other than Mr. Hennick, who is not entitled to participate in Colliers' stock option plan, a long-term incentive in the form of stock options granted under the Option Plan.

Colliers believes that making a significant portion of the Named Executive Officers' compensation both variable and long-term supports Colliers' executive compensation philosophy, as these forms of compensation primarily depend on performance. At the same time, Colliers utilizes stock option based compensation to allow those most accountable for Colliers' long-term success to acquire and hold shares of Colliers. The key features of the three primary components of compensation are described below.

Base Salary

Base salary recognizes the value of an individual to Colliers or a subsidiary based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which Colliers or a subsidiary competes for talent. Base salaries for the Named Executive Officers are reviewed annually (for the CEO, by the Compensation Committee, for the other executive officers of Colliers, by the CEO). For the CEO, the base fee is determined in accordance with the Management Services Agreement and is subject to increase annually in an amount in the discretion of the Board or the Compensation Committee, with any such annual increase to be, absent the consent of Jayset, not less than 5% of the then current base fee. See "Management Contract" above. Colliers also pays to Jayset a further annual fee equal to 2% of the aggregate of the base fee and the annual bonus payment pursuant to the Management Services Agreement.

Annual Bonus Incentive

Colliers has an annual performance bonus plan pursuant to which an annual cash performance bonus is awarded to Colliers management and employees based entirely on percentage growth in adjusted earnings per share over the prior year. Annual performance bonuses are paid as a percentage of base salary, which percentage increases the larger the percentage growth in adjusted earnings per share is for the year in question.

In determining the percentage growth, the impact on earnings per share of any disposition of material investments or assets are excluded. This establishes a direct link between executive compensation and Colliers' regular operating performance. For the CEO, the formula to be used for determining the amount of the annual performance bonus is established in the Management Services Agreement (see "Management Contract" above) and, for 2016, the CEO was entitled to earn 10% of the aggregate base fee in 2016 as an annual bonus for that year for each 1% growth in adjusted earnings per share in that year over the prior year. The remaining four Named Executive Officers earn an annual performance bonus calculated on a basis similar to that of the CEO, determined using a percentage of salary lower than that used in determining the CEO's annual bonus incentive. Adjusted earnings per share for 2016 was 7% greater than the prior year and, consequently, an annual performance bonus was paid to the CEO (US$658,413), the CFO (US$174,046), the President and Chief Operating Officer (US$265,275), the Global Head of Mergers & Acquisitions (US$83,204) and the Senior Vice President and Chief Accounting Officer (US$80,360) in respect of 2016. See "Executive Compensation – Compensation of Named Executive Officers" above.

The Compensation Committee may also recommend, and the Board may also approve, a non-annual discretionary bonus based on an individual or Colliers achieving certain designated objectives (other than adjusted earnings per share) and for superior or exceptional performance in relation to such objectives. In 2015, one-time special discretionary bonuses in the amounts of US$750,000 and US$300,000 were awarded to Messrs. Taylor and Hemming, respectively, for successfully managing the transition and integration of the company's operations in connection with the Spin-off completed on June 1, 2015. No one-time special bonuses were awarded to the Named Executive Officers in 2016.

Stock Option Awards

Colliers provides long-term incentive to the Named Executive Officers in the form of stock options as part of its overall executive compensation strategy. For a description of the material terms of the Option Plan and option grants to Named Executive Officers, see "Incentive Award Plans of Colliers – Colliers Stock Option Plan" and "NEO Outstanding Option-Based Awards" above. The Compensation Committee believes that stock option grants serve Colliers' executive compensation philosophy in several ways. It helps attract, retain and motivate talent. It aligns the interests of the Named Executive Officers with those of shareholders by linking a significant portion of the officer's total pay opportunity to share price. It also provides long-term accountability for Named Executive Officers.

Typically, stock options are granted to a Named Executive Officer of Colliers under the Option Plan shortly following the end of each year. Effective February 17, 2017, an aggregate of 180,000 options were issued to the Named Executive Officers (other than the CEO). See "Incentive Award Plans of Colliers – Colliers Stock Option Plan" and "NEO Outstanding Option-Based Awards" above. In determining the long-term incentive component of the Named Executive Officers' compensation, the Compensation Committee will consider, among other factors, the recommendations of Management, Colliers' performance and relative shareholder return, the level of dilution to shareholders, the value of similar incentive awards to executive officers at comparable companies and awards given to the Named Executive Officers in past years.

Executive Benefit Plans and Other Elements of Compensation

All of the Named Executive Officers are eligible to participate in the benefit plans that are available to substantially all of the other employees of Colliers. These benefit programs include supplementary medical insurance, dental insurance, life insurance, long-term disability and long-term care plans. Colliers does not provide any additional perquisites or other benefits to the Named Executive Officers.

Furthermore, Colliers does not provide any post-retirement benefits to any of the Named Executive Officers or other employees of Colliers.

Compensation Committee Report on Executive Compensation

The Compensation Committee has reviewed with senior management this Compensation Discussion and Analysis and, based on such review, has recommended to the Board that this Compensation Discussion and Analysis be included in this Circular.

Submitted by the Compensation Committee: Katherine M. Lee, Michael D. Harris and John (Jack) P. Curtin, Jr. (Chair)

Termination and Change of Control Benefits

As noted under "Management Contract" above, Colliers may elect to discontinue the use of Jayset's services pursuant to the Management Services Agreement upon payment to Jayset of the following amounts: (a) 300% of the aggregate of: (i) the average base management fee and any other fees for the three years prior to the termination; and (ii) the average incentive fee for the three years prior to the termination; and (b) US$105,431. Furthermore, the Management Services Agreement provides that in the event of a change of control of Colliers, a transfer of all or substantially all of the assets of Colliers to the shareholders of Colliers or if the Management Services Agreement is not renewed at the end of the initial five-year term or any renewal term, then the Management Services Agreement will be deemed to be terminated and the foregoing payments described in (a) and (b) will be payable to Jayset. Assuming that a change of control of Colliers or a discontinuance of Jayset's services took place on December 31, 2016, Colliers would have been required to make a payment to Jayset in the aggregate amount of US$7.6 million pursuant to the Management Services Agreement (not taking into account the Long Term Arrangement).

Under the Long Term Arrangement, Colliers has agreed that it will make a payment to Jayset on the occurrence of an Event. See "Management Contract" above. Assuming that an arm's length sale of control of Colliers took place on December 31, 2016 at a price per share of C$49.49 (being the closing price per Subordinate Voting Share on the TSX on December 30, 2016), Colliers would have been required to make a payment to Jayset in the aggregate amount of US$132.6 million pursuant to the Long Term Arrangement (and taking into account the change of control payment to Jayset referred to above, the total amount payable in such circumstance would have been US$140.2 million).

Pursuant to the terms of the Option Plan, where there is a take-over bid to acquire the outstanding shares or Colliers enters into an agreement providing for the sale of all or substantially all of the assets of Colliers such that, following completion of such sale, Colliers will cease to carry on, directly or indirectly, an active business, the Board may advise optionees (including any Named Executive Officers who are optionees at the time) that all options will expire (subject to certain limitations) on the date determined by the Board and each optionee shall have the right to exercise their options in whole or in part, regardless of vesting. In addition, the Option Plan provides that Colliers shall have the right, in certain circumstances and in lieu of delivering Subordinate Voting Shares, to pay to an optionee the "in the money" amount of the stock options held by such optionee, at its election, in the event of a formal take-over bid for all of the shares of Colliers, a sale of all or substantially all of the assets of Colliers (under circumstances such that, following the completion of such sale, Colliers will cease to carry on an active business) or any merger, arrangement, amalgamation or other similar form of transaction involving Colliers under circumstances such that, following the completion of such transaction, there is a change in control of Colliers. See "Incentive Award Plans of Colliers – Colliers Stock Option Plan" above.

In the event that Colliers terminates the employment of Mr. Taylor without cause under the terms of Mr. Taylor's employment agreement, Colliers must pay Mr. Taylor an amount equal to twelve months base salary plus an amount equal to the average annual bonus plan paid or payable to Mr. Taylor over the two completed years prior to the termination. Assuming that Mr. Taylor ceased employment with Colliers in the foregoing stipulated way on December 31, 2016, Colliers would have been required to make a payment to him in the aggregate amount of US$897,638 pursuant to his employment agreement with Colliers.

In the event that Colliers terminates the employment of Mr. Hemming without cause under the terms of Mr. Hemming's employment agreement, Colliers must pay Mr. Hemming an amount equal to twelve months base salary plus an amount equal to the average annual bonus plan compensation paid or payable to Mr. Hemming over the two completed years prior to the termination. Assuming that Mr. Hemming ceased employment with Colliers in the foregoing stipulated way on December 31, 2016, Colliers would have been required to make a payment to him in the aggregate amount of US$552,855 pursuant to his employment agreement with Colliers.

Compensation of Directors

During the year ended December 31, 2016, each director of Colliers who was not a full time employee of, or providing management services to, Colliers or any of its subsidiaries received: (a) an annual retainer of US$75,000; and (b) meeting fees of US$1,750 for each meeting of the Board or committee thereof attended by such director in person and US$1,000 for each meeting attended by telephone. In addition, the Vice Chairman of the Board (which includes the role of lead director) receives an annual retainer of US$50,000, the Chair of the Audit & Risk Committee receives an annual retainer of US$20,000 and the Chair of any other Board committee receives an annual retainer of US$10,000. In addition, it is anticipated that an annual grant of Options exercisable for 5,000 Subordinate Voting Shares under the Option Plan will be awarded to each such director.

Individual Director Compensation for 2016

The following table provides a summary of all amounts of compensation provided to the directors of Colliers during the year ended December 31, 2016. Jay S. Hennick, as member of management of Colliers, does not receive any compensation in acting as director of Colliers.

DIRECTOR COMPENSATION TABLE FOR 2016
Name	Fee Earned (US$)	Option-Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation (US$)	All Other Compensation (US$)	Total (US$)
David R. Beatty	92,000	47,250	Nil	Nil	139,250
Peter F. Cohen	156,000	47,250	Nil	Nil	203,250
John (Jack) P. Curtin, Jr.	96,000	47,250	Nil	Nil	143,250
Stephen J. Harper(2)	25,511	107,300	Nil	Nil	132,811
Michael D. Harris	83,000	47,250	Nil	Nil	130,250
Katherine M. Lee	82,500	47,250	Nil	Nil	129,750
L. Frederick Sutherland	85,000	47,250	Nil	Nil	132,250

___________

Notes:

(1)	The amounts reported represent the grant date fair value of stock option awards granted to each of the noted directors, calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation – Stock Compensation. The assumptions used by Colliers in calculating these amounts are incorporated herein by reference to Note 15 to Colliers' audited consolidated financial statements for the year ended December 31, 2016. For a description of the material terms of the Option Plan and each option grant, see "Incentive Award Plans of Colliers – Colliers Stock Option Plan" above and "Director Outstanding Option-Based Awards" below.
(2)	Mr. Harper became a director on September 15, 2016. The compensation earned reflects only the time that Mr. Harper was a member of the Board.

The following table summarizes the fees paid to individual directors during 2016. During such period, Colliers paid to such directors, in their capacity as such, aggregate fees equal to US$620,011.

Name	Board & Board Vice Chair Annual Retainer (US$)	Committee & Committee Chair Annual Retainer (US$)	Total Board Attendance Fees (US$)	Total Committee Attendance Fees (US$)	Total Fees Payable (US$)	Total Fees Paid in Cash (US$)
David R. Beatty	75,000	10,000	7,000	Nil	92,000	92,000
Peter F. Cohen	125,000	20,000	7,000	4,000	156,000	156,000
John (Jack) P. Curtin, Jr.	75,000	10,000	7,000	4,000	96,000	96,000
Stephen J. Harper(1)	22,011	Nil	3,500	Nil	25,511	25,511
Michael D. Harris	75,000	Nil	7,000	1,000	83,000	83,000
Katherine M. Lee	75,000	Nil	3,500	4,000	82,500	82,500
L. Frederick Sutherland	75,000	Nil	7,000	3,000	85,000	85,000

___________

Note:

(1)	Mr. Harper became a director on September 15, 2016. The compensation earned reflects only the time that Mr. Harper was a member of the Board.

Director Outstanding Option-Based Awards

The table below reflects all option-based awards for each director of Colliers outstanding as at December 31, 2016 (including option-based awards granted to a director before 2016). Colliers does not have any other equity incentive plan other than the Option Plan.

DIRECTOR OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2016(2)(3)
Name of Director	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (US$/Security)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(4)
David R. Beatty	5,000 5,000 10,000 5,000	$18.66 $18.18 $38.71 $31.62	February 17, 2017 February 15, 2018 June 17, 2020 February 9, 2021	90,450 92,850 - 25,650
Peter F. Cohen	5,000 5,000 10,000 5,000	$18.66 $18.18 $38.71 $31.62	February 17, 2017 February 15, 2018 June 17, 2020 February 9, 2021	90,450 92,850 - 25,650
John (Jack) P. Curtin, Jr.	5,000 10,000 5,000	$33.87 $38.71 $31.62	February 13, 2020 June 17, 2020 February 9, 2021	14,400 - 25,650
Stephen J. Harper	10,000	$41.19	September 15, 2021	-
Michael D. Harris	5,000 5,000 10,000 5,000	$18.66 $18.18 $38.71 $31.62	February 17, 2017 February 15, 2018 June 17, 2020 February 9, 2021	90,450 92,850 - 25,650
Katherine M. Lee	10,000 5,000	$38.71 $31.62	June 17, 2020 February 9, 2021	- 25,650
L. Frederick Sutherland	10,000 5,000	$38.71 $31.62	June 17, 2020 February 9, 2021	- 25,650

___________

Notes:

(1)	Each Option entitles the holder to purchase one Subordinate Voting Share. See "Incentive Award Plans of Colliers – Colliers Stock Option Plan". Effective February 17, 2017, an aggregate of 35,000 options were granted under the Option Plan to the directors of Colliers that were not a full time employee of, or providing management services to, Colliers or any of its subsidiaries, each having an exercise price of US$45.00 and an expiration date of February 17, 2022.
(2)	The Options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and 30% on the fourth anniversary of the grant date. Notwithstanding the foregoing, the vesting of the noted options held by each non-employee director is accelerated, such that they become immediately fully vested and exercisable, in the event that such director does not stand for re-election, resigns as a director or fails to be re-elected as a director, in each case, in circumstances where there is no willful and substantial breach of such director's fiduciary duties or other legal obligations to Colliers. The expiration date is the fifth anniversary of the grant date.

(3)	Under the terms of the Option Plan, the Chairman and CEO of Colliers, Jay S. Hennick, is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract".
(4)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on December 30, 2016 of US$36.75 less the post-Spin-off exercise price of the applicable stock options.

The following table provides information concerning the incentive award plans of Colliers with respect to each director of Colliers during the year ended December 31, 2016. The only incentive award plan of Colliers applicable to directors during 2016 was the Option Plan.

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE YEAR ENDED DECEMBER 31, 2016(2)
Name of Director	Option-Based Awards – Value Vested During 2016 (US$)(1)	Non-Equity Incentive Plan Compensation – Value Earned During 2016 (US$)
David R. Beatty	39,195	Nil
Peter F. Cohen	39,195	Nil
John (Jack) P. Curtin, Jr.	160	Nil
Stephen J. Harper	900	Nil
Michael D. Harris	39,195	Nil
Katherine M. Lee	160	Nil
L. Frederick Sutherland	160	Nil

___________

Notes:

(1)	Calculated using the closing price per Subordinate Voting Share on NASDAQ on the applicable vesting date less the exercise price of the applicable stock options.
(2)	Under the terms of the Option Plan, the Chairman and CEO of Colliers, Jay S. Hennick, is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract" and "Incentive Award Plans of Colliers – Colliers Stock Option Plan".

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares (with any cash dividends reinvested into Subordinate Voting Shares)(1) on the TSX (post-Spin-off symbol: TSX – CIGI; pre-Spin-off symbol: TSX – FSV) with the S&P/TSX Composite Total Return Index(2) for the period commencing December 31, 2011 and ending December 31, 2016. The Subordinate Voting Shares are also traded on NASDAQ (post-Spin-off symbol: CIGI; pre-Spin-off symbol: FSRV).

On and after June 2, 2015, the trading price of the Subordinate Voting Shares reflects the completion of the Spin-off, including the receipt by Old FSV shareholders of FirstService subordinate voting shares (TSX and NASDAQ symbol: FSV). Immediately prior to the completion of the Spin-off, the closing price of the Old FSV subordinate voting shares on the TSX was $81.94. Following completion of the Spin-off, on June 2, 2015, the closing price of the Subordinate Voting Shares on the TSX was $51.75 and the closing price of the FirstService subordinate voting shares on the TSX was $33.51. For the purposes of the graph below, it has been assumed that, upon completion of the Spin-off, the FirstService subordinate voting shares received were sold on June 2, 2015 and that the proceeds were reinvested in Subordinate Voting Shares of Colliers on that day.

December 31	2011	2012	2013	2014	2015	2016
Subordinate Voting Shares(1)	100.0	104.2	170.7	223.1	384.0	308.6
S&P/TSX Composite Total Return Index(2)	100.0	107.2	121.1	133.9	122.8	148.6

___________

Notes:

(1)	The cumulative return of the Subordinate Voting Shares (in C$) is based on the closing prices of the Old FSV subordinate voting shares and the Colliers Subordinate Voting Shares on the TSX on December 31, 2011, 2012, 2013, 2014, 2015 and 2016 or, if there was no trading on such date, the closing price on the last trading day prior to such date. Cash dividends on the shares have been treated as being reinvested into additional shares on the payment date of each dividend. For the purposes of the graph, it has been assumed that, upon completion of the Spin-off, the FirstService subordinate voting shares received were sold on June 2, 2015 and that the proceeds were reinvested in Subordinate Voting Shares of Colliers on that day.
(2)	The S&P/TSX Composite Total Return Index is a total return index (in C$), the calculation of which includes dividends and distributions reinvested.

As noted in the graph above, during the five year period noted, the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares significantly outperformed the S&P/TSX Composite Total Return Index. During the twelve month period ended December 31, 2012, the trend of the total cumulative shareholder return for Subordinate Voting Shares was comparatively flat, and, during such time, Management and employees did not earn bonuses pursuant to Colliers' annual performance bonus plan. However, in 2013, 2014 and 2015, the total cumulative shareholder return for C$100 invested in Subordinate Voting Shares outpaced or kept pace with the S&P/TSX Composite Total Return Index. In 2013, this was reflected in a 30% increase in adjusted earnings per share for 2013 (US$2.10) over the prior year (US$1.62), and consequently, an annual performance bonus was earned by each Named Executive Officer of Colliers in 2013. In 2014, this was reflected in a 29% increase in adjusted earnings per share for 2014 (US$2.71) over the prior year (US$2.10), and consequently, an annual performance bonus was earned by each Named Executive Officer of Colliers in 2014. In 2015, this was reflected in a 33% increase in the Colliers/FirstService blended adjusted earnings per share for 2015 over the prior year and consequently, an annual performance bonus was earned by each Named Executive Officer of Colliers in 2015. In 2016, this was reflected in a 7% increase in the Colliers adjusted earnings per share for 2016 over the prior year and consequently, an annual performance bonus was earned by each Named Executive Officer of Colliers in 2016. See "Compensation Discussion and Analysis – Base Salary" and "– Annual Bonus Incentive" above.

NORMAL COURSE ISSUER BID

Pursuant to a notice of intention to make a normal course issuer bid dated July 6, 2016, Colliers commenced a normal course issuer bid to purchase up to a maximum of 3,200,000 Subordinate Voting Shares, being approximately 10% of the "public float" of such class of shares as at July 6, 2016 (the "NCIB"). Colliers believes that the Subordinate Voting Shares may from time to time trade in a price range that does not adequately reflect the value of such shares in relation to the business of Colliers and its future business prospects and that purchases of Subordinate Voting Shares pursuant to the NCIB will enhance shareholder value and represent an attractive investment to Colliers. Purchases pursuant to the NCIB may occur on the TSX and NASDAQ between July 18, 2016 and July 17, 2017 at prices not exceeding the market price of the Subordinate Voting Shares at the time of acquisition. The actual number of Subordinate Voting Shares which may be purchased pursuant to the NCIB and the timing of any such purchases is determined by senior management of Colliers. Daily purchases under the NCIB are limited to 15,005 Subordinate Voting Shares, other than block purchases. During 2016, Colliers purchased no Subordinate Voting Shares under the NCIB.

The purchase price for Subordinate Voting Shares purchased by Colliers under the NCIB, if any, will be paid in cash on delivery of the shares. Colliers intends to finance any purchase of Subordinate Voting Shares under the NCIB from its working capital. Subordinate Voting Shares purchased by Colliers under the NCIB will be cancelled. Shareholders can obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid filed with regulators by Colliers in relation to the NCIB by requesting a copy in writing from Colliers at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4.

Indebtedness of Directors AND

Executive Officers under Securities Purchase AND OTHER Programs

The following table sets out certain information regarding the aggregate indebtedness owing to Colliers or its subsidiaries which is outstanding as at the date hereof by all executive officers, directors, employees and former executive officers directors and employees of Colliers and its subsidiaries:

AGGREGATE INDEBTEDNESS (US$)
Purpose	To Colliers or its Subsidiaries(1)	To Another Entity
Share Purchases	4,897,306	–
Other	Nil	–

___________

Note:

(1)	All indebtedness noted is owing to subsidiaries of Colliers from directors and employees of subsidiaries of Colliers. Amounts noted relating to share purchases are in connection with acquisitions of shares of a subsidiary of Colliers. No individual who is, or at any time during the year ended December 31, 2016 was, a director or executive officer of Colliers, a proposed nominee for election as a director of Colliers or an associate of any such director, executive officer or proposed nominee is indebted to Colliers or any of its subsidiaries in respect of a security purchase program or otherwise.

Other than as set out above, as at the date hereof, there was no other indebtedness owed to Colliers or any of its subsidiaries from executive officers, directors, employees and former executive officers, directors and employees of Colliers or any of its subsidiaries (or to another entity as a result of the indebtedness being subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Colliers or any of its subsidiaries).

The Board has adopted a policy that prohibits any loans to the directors or executive officers of Colliers.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements of Colliers for the year ended December 31, 2016 and the report of the auditors' thereon will be presented to the Meeting. No vote by the shareholders with respect thereto is required. If any shareholders have questions regarding such financial statements, the questions may be brought forward at the Meeting.

The audited consolidated financial statements of Colliers for the year ended December 31, 2016 and the report of the auditors' thereon and management's discussion and analysis relating thereto are included in the 2016 Annual Report of Colliers sent to shareholders.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, are the independent auditors of Colliers and have served as its auditors since May 23, 1995. Management recommends that shareholders reappoint PricewaterhouseCoopers LLP as the auditors of Colliers to hold office until the close of the next annual meeting of the shareholders, and to authorize the Board to fix the remuneration of the auditors. It is intended that the persons named in the accompanying form of proxy (provided the same is duly executed in their favour and is duly deposited), unless their authority to do so has been withheld, will vote the Colliers shares represented thereby in favour of appointing PricewaterhouseCoopers LLP as the auditors of Colliers and authorizing the directors of Colliers to fix their remuneration.

From time to time, PricewaterhouseCoopers LLP also provides non-audit services to Colliers and its subsidiaries. The Audit & Risk Committee has considered whether the provision of non-audit services is compatible with maintaining PricewaterhouseCoopers LLP's independence and has concluded that it is. Total fees paid to PricewaterhouseCoopers LLP in 2016 were C$2,627,000. Of such amount, C$1,844,000 related to audit fees (being fees billed by Colliers' external auditor for audit services, including subsidiary audits), C$197,000 related to audit-related fees (being fees billed for statutory audits or assurance and related services by Colliers' external auditor that are reasonably related to the performance of the audit or review of Colliers' financial statements and are not reported under audit fees), C$535,000 related to tax fees (being the fees billed for professional services rendered by Colliers' external auditor for tax compliance, tax advice and tax planning) and C$51,000 related to all other fees (being fees for information technology consulting and subscriptions to accounting and tax research tools). In addition, C$142,000 in administration and out-of-pocket expenses were reimbursed in 2016 to PricewaterhouseCoopers LLP. For more information on the Audit & Risk Committee, consult the Annual Information Form of Colliers for the year ended December 31, 2016 available at www.sedar.com.

Election of Directors

The Board currently consists of eight directors. Pursuant to the articles of Colliers, the number of directors to be elected by the shareholders shall be a minimum of three and a maximum of twenty. The Board proposes to nominate the following eight individuals for election by the shareholders at the Meeting as directors of Colliers: David R. Beatty, Peter F. Cohen, John (Jack) P. Curtin, Jr., Stephen J. Harper, Michael D. Harris, Jay S. Hennick, Katherine M. Lee and L. Frederick Sutherland. Each director elected will hold office until the next annual meeting of Colliers, or until his or her successor is duly elected or appointed, unless: (i) his or her office is earlier vacated in accordance with the articles and by-laws of Colliers; or (ii) he or she becomes disqualified to act as a director. All of the nominees are currently directors of Colliers.

Unless provided to the contrary, the persons named in the accompanying form of proxy (if the same is duly executed in their favour and is duly deposited) will vote the Colliers shares represented thereby in favour of electing as directors the nominees named below. In case any of the following nominees should become unavailable for election for any reason, unless provided to the contrary, the persons named in the accompanying form of proxy will vote the Colliers shares represented thereby in favour of electing the remaining nominees and such other substitute nominees as a majority of the directors of Colliers may designate in such event.

Colliers has adopted a policy for non-contested meetings whereby shareholders vote separately for each director nominee and each director to be elected at a meeting of shareholders must be elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election. Any director nominee must immediately tender his or her resignation to the Board if he or she is not elected by at least a majority (50% + 1 vote) of the votes cast with respect to his or her election even though duly elected as a matter of corporate law. Such director nominee's resignation to the Board must be effective when accepted by the Board. The Board shall determine whether or not to accept a director nominee's resignation tendered pursuant to the policy within 90 days after the date of the relevant shareholders' meeting. The Board shall accept the resignation absent exceptional circumstances. Colliers will promptly issue a press release announcing the resignation of the director or explaining the reasons justifying its decision not to accept such resignation.

The following information is submitted with respect to the individuals proposed to be nominated for election as directors at the Meeting:

David R. Beatty, c.m., o.b.e., f.icd Ontario, Canada Age: 74 Director Since: May 15, 2001 Independent Areas of Expertise: • Governance • Compensation • Public Policy • Real Estate • Management	Mr. Beatty is currently the Chairman and Chief Executive Officer of Beatinvest Limited (an investment company), Director of the Clarkson Centre for Business Ethics and Board Effectiveness and Adjunct Professor of Strategic Management at The Rotman School of Management, University of Toronto. Mr. Beatty was previously the founding Managing Director of the Canadian Coalition for Good Governance, founding Chairman of Orogen Minerals Limited, Chairman and Chief Executive Officer of Old Canada Investment Corporation Limited and President of Weston Foods. Mr. Beatty is Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E. In 2013, he was awarded the Order of Canada for his work in corporate governance. A graduate in economics from the University of Toronto (Trinity College), he was a Nuffield Scholar at the University of Cambridge (Queens' College) where he obtained an M.A. in Economics.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(2)
	Board Governance	4 of 4 1 of 1	100% 100%	Subordinate Voting Shares Total Value of Securities(9)	45,560 US$1,674,330
	Options Held(10)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 17, 2012	Feb. 17, 2017	5,000	US$18.66	5,000	US$90,450
	Feb. 15, 2013	Feb. 15, 2018	5,000	US$18.18	5,000	US$92,850
	June 17, 2015	June 17, 2020	10,000	US$38.71	10,000	–
	Feb. 9, 2016	Feb. 9, 2021	5,000	US$31.62	5,000	US$25,650
	Public Board Memberships During the Last Five Years
	Rubicon Minerals Corporation (Chair) Former FirstService Corporation Walter Energy, Inc. Inmet Mining Corporation (Chair: 2009 – 2013) Bank of Montreal Western Coal Corp.				2014 – 2016 2001 – 2015 2011 – 2014 2003 – 2013 1992 – 2012 2009 – 2011

Peter F. Cohen Ontario, Canada Age: 64 Director Since: March 30, 1990 Vice Chairman of the Board Since: June 2015 Independent Areas of Expertise: • Governance • Real Estate • Accounting • Management	Mr. Cohen is a Chartered Professional Accountant and a former partner in an audit practice of a public accounting firm. Mr. Cohen is currently the Vice Chairman of the Board of Colliers and President and Chief Executive Officer of the Dawsco Group, a private real estate and investment company owned by Mr. Cohen and his family. Mr. Cohen was a co-founder and Chairman and Chief Executive Officer of Centrefund Realty Corporation, a publicly traded shopping center investment company until August 2000 when control of the company was sold. Mr. Cohen serves as the Treasurer and a Director of the Sinai Health System and is the Co-Chair of the Resources Committee and Building and Development Committee.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(3)
	Board Audit	4 of 4 8 of 8	100% 100%	Subordinate Voting Shares Total Value of Securities(9)	125,000 US$4,593,750
	Options Held(10)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 17, 2012	Feb. 17, 2017	5,000	US$18.66	5,000	US$90,450
	Feb. 15, 2013	Feb. 15, 2018	5,000	US$18.18	5,000	US$92,850
	June 17, 2015	June 17, 2020	10,000	US$38.71	10,000	–
	Feb. 9, 2016	Feb. 9, 2021	5,000	US$31.62	5,000	US$25,650
	Public Board Memberships During the Last Five Years
	Former FirstService Corporation				1990 – 2015

John (Jack) P. Curtin, Jr. Ontario, Canada Age: 66 Director Since: February 10, 2015 Independent Areas of Expertise: • Governance • Real Estate • Finance	Mr. Curtin is an Advisory Director in the Investment Banking Division of Goldman, Sachs & Co. in Toronto and New York. From July 2010 to December 2014, Mr. Curtin served as Chairman and Chief Executive of Goldman Sachs Canada Inc. From 2003 to July 2010, Mr. Curtin was Chairman of Goldman Sachs Canada Inc. From 1999 to 2003, Mr. Curtin was an Advisory Director of Goldman, Sachs & Co. in New York. From 1995 to 1999, Mr. Curtin was Chief Executive of Goldman Sachs Canada Inc. in Toronto. Prior to this assignment, Mr. Curtin was co-head of Global Money Markets and Chairman of Goldman Sachs Money Markets LP. Mr. Curtin moved to Money Markets in 1987 after serving as head of Fixed Income Syndicate/New Issues. Mr. Curtin joined the firm in 1976 in the Corporate Finance Department and was named partner in 1988 and managing director in 1996. Mr. Curtin is also a member of the Board of Directors of Cadillac Fairview Corporation and the Art Gallery of Ontario Foundation. He serves as a Director of the Canada/United States Fulbright Foundation. Mr. Curtin is a former governor of the Toronto Stock Exchange, a former director of Brascan Corporation, Maxxcom Corporation and the Investment Dealers Association of Canada. Mr. Curtin served as a trustee of Lakefield College School as well as Royal St. George's College. Mr. Curtin received an MBA from Harvard in 1976 and his BA from Williams College in 1972.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(4)
	Board Audit & Risk Compensation Governance	4 of 4 8 of 8 1 of 1 1 of 1	100% 100% 100% 100%	Subordinate Voting Shares Total Value of Securities(9)	10,560 US$388,080
	Options Held(10)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 13, 2015	Feb. 13, 2020	5,000	US$33.87	5,000	US$14,400
	June 17, 2015	June 17, 2020	10,000	US$38.71	10,000	–
	Feb. 9, 2016	Feb. 9, 2021	5,000	US$31.62	5,000	US$25,650
	Public Board Memberships During the Last Five Years
	Former FirstService Corporation				2015 – 2015

Stephen J. Harper Alberta, Canada Age: 57 Director Since: September 15, 2016 Independent Areas of Expertise: • Governance • Public Policy	Mr. Harper was elected the twenty-second Prime Minister of Canada in 2006 and served in such role until 2015, making him the longest serving Conservative Prime Minster since Sir John A. MacDonald, Canada’s first Prime Minister. Mr. Harper is Chairman of Harper & Associates Consulting, which is affiliated with Dentons, a leading global law firm, and acts as a strategic consultant to clients around the world, providing advice on matters relating to market access, the management of global geopolitical and economic risk and the maximization of value in global markets. Mr. Harper has received a bachelor and master’s degree in economics from the University of Calgary, and was awarded an honorary doctorate of philosophy from Tel Aviv University in 2014. In recognition of his government service, Mr. Harper has been awarded the Ukrainian Order of Liberty, the Woodrow Wilson Award for Public Service, the B’nai B’rith International Presidential Gold Medallion for Humanitarianism and was named as the World Statesman of the Year in 2012 by the Appeal of Conscience Foundation.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(4)
	Board	2 of 2	100%	Subordinate Voting Shares Total Value of Securities(9)	Nil Nil
	Options Held(10)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Sept. 15, 2016	Sept. 15, 2021	10,000	US$41.19	10,000	-
	Public Board Memberships During the Last Five Years
	N/A

Michael D. Harris, icd.d Ontario, Canada Age: 72 Director Since: June 26, 2006 Independent Areas of Expertise: • Governance • Public Policy	Mr. Harris was elected the twenty-second Premier of the Province of Ontario on June 8, 1995 and then re-elected in 1999, at the time making him the first Ontario Premier in over 30 years to form a second consecutive majority government. After leaving office in April 2002, Mr. Harris joined the law firm of Goodmans LLP as a Consultant and Senior Business Advisor until February 28, 2010. On March 1, 2010, Mr. Harris joined Cassels Brock & Blackwell LP as Senior Business Advisor until September 15, 2013. On September 16, 2013, Mr. Harris joined Fasken Martineau DuMoulin LLP as Senior Business Advisor. Mr. Harris is President of his own consulting firm, Steane Consulting Ltd., and, in this capacity, acts as a consultant to various Canadian companies. Mr. Harris also serves as a director on several corporate public company boards listed below and the New Haven Learning Centre. Mr. Harris is the Honorary Chair of the North Bay District Hospital Capital Campaign and the Nipissing University and Canadore College Capital Campaign. Mr. Harris is also a Senior Fellow with the Fraser Institute, a leading Canadian economic, social research and education organization, and an Institute of Corporate Directors certified director (ICD.D).
	Board & Committees	Attendance	Securities Owned, Controlled or Directed(1)(5)
	Board Compensation Governance	4 of 4 1 of 1 1 of 1	100% 100% 100%	Subordinate Voting Shares Total Value of Securities(9)	14,889 US$547,171
	Options Held(10)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	Feb. 17, 2012	Feb. 17, 2017	5,000	US$18.66	5,000	US$90,450
	Feb. 15, 2013	Feb. 15, 2018	5,000	US$18.18	5,000	US$92,850
	June 17, 2015	June 17, 2020	10,000	US$38.71	10,000	–
	Feb. 9, 2016	Feb. 9, 2021	5,000	US$31.62	5,000	US$25,650
	Public Board Memberships During the Last Five Years
	Canaccord Genuity Group Inc. Chartwell Retirement Residences Route1 Inc. Former FirstService Corporation Element Financial Corporation Magna International Inc. EnGlobe Corp.			2004 – Present 2003 – Present 2009 – Present 2006 – 2015 2011 – 2015 2003 – 2012 2004 – 2011

Jay S. Hennick Ontario, Canada Age: 60 Director Since: May 30, 1988 Chairman of the Board Since: June 2015 Non-Independent Areas of Expertise: • Management • Real Estate • Finance	Mr. Hennick is the Chairman and CEO of Colliers. Pre-Spin-off, Mr. Hennick was the CEO of Old FSV from 1988 to 2015. In June 2015, Mr. Hennick became the Founder and Chairman of FirstService. In 1998, Mr. Hennick was awarded Canada's Entrepreneur of the Year, in 2001 he was named Canada's CEO of the Year by Canadian Business Magazine and in 2011, received an honorary Doctorate of Laws from York University and the University of Ottawa. Mr. Hennick currently serves as Chairman of the Board of Directors of the Sinai Health System, in Toronto and is the immediate past Chairman of The Mount Sinai Hospital Board of Directors. In addition, Mr. Hennick has endowed the Jay S. Hennick JD-MBA Program at the Faculty of Law and School of Management at the University of Ottawa Law School, his alma mater, and The Hennick Centre for Business and Law, a joint program of the Osgoode Hall Law School and the Schulich School of Business at York University. Mr. Hennick holds a Bachelor of Arts degree from York University in Toronto and a Doctorate of Laws from the University of Ottawa.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(6)
	Board	4 of 4	100%	Subordinate Voting Shares Multiple Voting Shares	2,272,526 1,325,694
				Total Value of Securities(9)	US$132,234,585
Options Held
None. Mr. Hennick is not eligible to participate in the Option Plan or to receive grants of options thereunder. See "Executive Compensation – Management Contract".
Public Board Memberships During the Last Five Years
	FirstService Corporation (Chair) Former FirstService Corporation			2015 – Present 1988 – 2015

Katherine M. Lee Ontario, Canada Age: 53 Director Since: June 17, 2015 Independent Areas of Expertise: • Management • Real Estate • Finance	Ms. Lee is a seasoned executive in financial services and served as President & CEO of GE Capital Canada, a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors. Prior to this role, Ms. Lee served as CEO of GE Capital Real Estate in Canada from 2002 to 2010 building it to a full debt and equity operating company. Ms. Lee joined GE in 1994 where she held a number of positions including Director, Mergers & Acquisitions for GE Capital's Pension Fund Advisory Services based in San Francisco, and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo. Ms. Lee earned a Bachelor of Commerce from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community championing Women's networks and Asian-Pacific Forums.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(7)
	Board Audit & Risk Compensation	2 of 4 6 of 8 1 of 1	50% 75% 100%	Subordinate Voting Shares Total Value of Securities(9)	1,000 US$36,750
Options Held(10)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	June 17, 2015	June 17, 2020	10,000	US$38.71	10,000	–
	Feb. 9, 2016	Feb. 9, 2021	5,000	US$31.62	5,000	US$25,650
Public Board Memberships During the Last Five Years
	BCE Inc./Bell Canada				2015 – Present

L. Frederick Sutherland Pennsylvania, USA Age: 65 Director Since: June 1, 2015 Independent Areas of Expertise: • Management • Real Estate • Finance	Mr. Sutherland was the Executive Vice President and Chief Financial Officer of Aramark Corporation, Philadelphia, PA, a provider of services, facilities management and uniform and career apparel, from 1997 through April 5, 2015 at which time he became the Senior Advisor to the Chief Executive Officer of Aramark prior to retiring from Aramark on December 31, 2015. Prior to joining Aramark in 1980, Mr. Sutherland was Vice President in the Corporate Banking Department of Chase Manhattan Bank, New York, NY. Mr. Sutherland is a director of Consolidated Edison, Inc. Mr. Sutherland is also Chairman of the Board of WHYY, a PBS affiliate, Board President of Episcopal Community Services, an anti-poverty agency, and a Trustee of People's Light and Theater. Mr. Sutherland holds an MBA Degree in Finance from the Katz School of the University of Pittsburgh and a Bachelors in Physics and Mathematics from Duke University.
	Board & Committees	Attendance		Securities Owned, Controlled or Directed(1)(8)
	Board Audit & Risk	4 of 4 8 of 8	100% 100%	Subordinate Voting Shares Total Value of Securities(9)	22,000 US$808,500
Options Held(10)
	Date Granted	Expiry Date	No. Granted	Exercise Price	Total Unexercised	Value
	June 17, 2015	June 17, 2020	10,000	US$38.71	10,000	–
	Feb. 9, 2016	Feb. 9, 2021	5,000	US$31.62	5,000	US$25,650
Public Board Memberships During the Last Five Years
	Consolidated Edison, Inc.				2006 – Present

___________

Notes:

(1)	Securities relates to Subordinate Voting Shares and Multiple Voting Shares. See "Authorized Capital, Outstanding Shares and Principal Holders of Shares". The information contained herein as to securities beneficially owned, or controlled or directed, directly or indirectly is based upon information furnished to Colliers by the respective director nominees.
(2)	Mr. Beatty owns all of the shares listed directly other than 5,560 Subordinate Voting Shares, which are owned by Beatinvest Limited, which Mr. Beatty controls or directs.
(3)	The Dawsco Group, which Mr. Cohen controls or directs, owns 60,000 Subordinate Voting Shares. The Ricky and Peter Cohen Family Foundation, an entity which Mr. Cohen controls or directs, is the holder of 65,000 Subordinate Voting Shares.
(4)	Mr. Curtin owns all of the shares listed directly.
(5)	Steane Consulting Limited, a corporation which Mr. Harris controls or directs, is the holder of 4,889 Subordinate Voting Shares. Mr. Harris owns the remainder of the shares listed directly.
(6)	Beneficially owns, or controls or directs, directly or indirectly, Subordinate Voting Shares and Multiple Voting Shares as described under "Authorized Capital, Outstanding Shares and Principal Holders of Shares". All 2,272,526 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares are held by Henset Capital Inc. and The Jay and Barbara Hennick Foundation, entities controlled by Mr. Hennick. Mr. Hennick also has rights under the Long Term Arrangement. See "Executive Compensation – Management Contract".
(7)	Ms. Lee owns all of the shares listed directly.
(8)	Mr. Sutherland owns all of the shares listed directly.
(9)	Determined using the closing price per Subordinate Voting Share on NASDAQ on December 30, 2016 of US$36.75.
(10)	Information includes options held as at December 31, 2016. The options vest 10% on the grant date, 15% on the first anniversary, 20% on the second anniversary, 25% on the third anniversary and the balance on the fourth anniversary of the grant date. Notwithstanding the foregoing, the vesting of the noted options held by each non-employee director is accelerated, such that they become immediately fully vested and exercisable, in the event that such director does not stand for re-election, resigns as a director or fails to be re-elected as a director, in each case, in circumstances where there is no willful and substantial breach of such director's fiduciary duties or other legal obligations to Colliers. The expiration date is the fifth anniversary of the grant date. The value of the options was determined using the closing price of the Subordinate Voting Shares on NASDAQ on December 30, 2016 of US$36.75 less the Post-Spin-off exercise price of the applicable stock option

Following the Meeting, Colliers will issue a news release disclosing the detailed results of the vote for the election of directors in accordance with the rules of the TSX.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the knowledge of Colliers and based upon information provided to it by the proposed directors for election to the Board, none of the proposed directors:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Colliers) that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days (collectively, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including Colliers) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

except for Michael D. Harris who was a director of Grant Forest Products Inc., an Ontario corporation, which, among others, filed for and obtained protection under the Companies' Creditors Arrangement Act on June 25, 2009.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise indicated in this Circular, no person who has been a director or executive officer of Colliers at any time since the beginning of Colliers' last financial year, no proposed nominee for election as a director of Colliers, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Colliers, other than as disclosed elsewhere in this Circular, no informed person of Colliers, any proposed director of Colliers or any associate or affiliate of any informed person or proposed director of Colliers has had any material interest, direct or indirect, in any transaction since the commencement of Colliers' most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Colliers or any of its subsidiaries. An "informed person" means a director or executive officer of Colliers, a director or executive officer of a person or company that is itself an informed person or subsidiary of Colliers, or any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of Colliers or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Colliers.

INSURANCE

Colliers holds a directors' and officers' liability insurance policy (the "Policy") which is designed to protect Colliers and its directors and officers against any legal action which may arise as a result of wrongful acts on the part of directors and/or officers of Colliers. The Policy is written for limits of US$55 million subject to a corporate deductible of US$250,000 on securities claims and US$250,000 on all other claims. In respect of the year ended December 31, 2016, the cost to Colliers in maintaining the Policy was US$372,525.

ADDITIONAL INFORMATION

Additional information relating to Colliers is available on SEDAR at www.sedar.com. Financial information is being provided in Colliers' comparative financial statements for the year ended December 31, 2016 and the related management's discussion and analysis. A copy of the following documents may be obtained, without charge, upon request to the Corporate Secretary of Colliers at 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4, Phone (416) 960-9500, Fax: (416) 960-5333: (a) the latest Annual Information Form of Colliers together with any document, or the pertinent pages of any document, incorporated by reference therein; (b) the comparative financial statements of Colliers for the year ended December 31, 2016 together with the accompanying report of the auditors thereon, any interim financial statements of Colliers for periods subsequent to December 31, 2016 and the related management's discussion and analysis therefor; and (c) this Circular.

CONTACTING THE BOARD

Shareholders, employees and other interested parties may communicate directly with the Board through the Vice Chairman of the Board by writing to:

Vice Chairman of the Board

Colliers International Group Inc.

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada

M5S 2B4

GENERAL

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if matters not now known to management should come before the Meeting, Colliers shares represented by proxies solicited by Management will be voted on each such matter in accordance with the best judgement of the nominees voting same. The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board.

February 23, 2017	By Order of the Board Matthew Hawkins Vice President, Legal Counsel and Corporate Secretary

APPENDIX A

BOARD MANDATE

The purpose of this mandate ("Mandate") of the board of directors (the "Board") of Colliers International Group Inc. (the "Company") is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

Purpose of the Board

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company's business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

Membership

The Board consists of directors elected by the shareholders as provided for in the Company's constating documents and in accordance with applicable law and any policies adopted from time to time by the Board. From time to time, the Nominating and Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under "Role and Responsibilities of the Board" below as well as for other duties as they arise in the director's role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgment. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•	the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company's strategic and business plans are based and to form an independent judgment with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•	an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

-A2-

Ethics

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chairman or Vice Chairman and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company's constating documents, the Company's Code of Ethics and Conduct and other policies applicable to directors as are adopted from time to time.

Meetings

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chairman or Vice Chairman. Board members may propose agenda items though communication with the Chairman or Vice Chairman. The Chairman is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chairman is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The Vice Chairman shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chairman or Vice Chairman.

Role and Responsibilities of the Board

The Board is responsible for approving the Company's goals, objectives and strategies. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company's business.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management's strategic plans;

•	review and approve the Company's financial objectives, business plans and budgets, including material capital expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company's internal control system and management information systems;

•	developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines; and

-A3-

•	satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company's corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company's timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company's image to investors, employees, customers and the public.

Procedures to Ensure Effective and Independent Operation

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate and in the position descriptions of the Chairman of the Board and the Vice Chairman of the Board, the Board has adopted the following procedures:

•	the Board has complete access to the Company's management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management's reports;

•	subject to the approval of the Board, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•	the Chairman of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

•	the Chairman, together with the Chief Executive Officer, shall develop a position description for the Chief Executive Officer. This position description shall be approved by the Board.

Board Committees

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit & Risk Committee; (2) Executive Compensation Committee; and (3) Nominating & Corporate Governance Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.